26
                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                        (Amendment No. 1)


                  TEL COM WIRELESS CABLE TV CORPORATION
                        (Name of Issuer)


                        Common Stock, $.001 Par Value
                 (Title of class of securities)


                                879158 10 3
                         (CUSIP number)

                          Melvin Rosen
                     1506 N. E. 162nd Street
                         North Miami Beach, FL  33162
                              (305) 947-3010
          (Name, address and telephone number of person authorized to receive notices and communications)


                         May 19, 1997
     (Date of event which requires filing of this statement)


      If  the  filing person as previously filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.

      Check the following box if a fee is being paid with the statement (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                 (Continued on following pages)

                            (Page 1 )

(Index to Exhibits at page 6)
CUSIP No. 879158 10 3         SCHEDULE 13D          Page 2



1.   NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Melvin Rosen, Social Security No. ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     00

5.   CHECK BOX IS DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEM 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.        SOLE VOTING POWER -           5,301,212
8.        SHARED VOTING POWER -         0
9.        SOLE DISPOSITIVE POWER -      5,301,212
10.       SHARED DISPOSITIVE POWER -         0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,301,212

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
  CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     61.9%

14.  TYPE OF REPORTING PERSON*

     IN



              TEL-COM WIRELESS CABLE TV CORPORATION

     Item 1.     Securities of the Issuer.

      This Statement is related to the shares of common stock ("Common Stock"), par value $.001 per share, of Tel-Com Wireless Cable TV Corporation (the "Company"), a Florida corporation, and amends and restates the Report on Schedule 13-D filed by the Reporting Person for an acquisition of Common Stock of the Company on February 23, 1996.

      The principal executive offices of the Company are located at 501 N. Grandview Avenue, Suite 201, Daytona Beach, Florida
32118.

     Item 2.     Identity and Background.

     (a)  This Statement is filed by Melvin Rosen (the "Reporting
Person").

      (b)   The business address of the Reporting Person is  1506
N.E. 162nd Street, North Miami Beach, Florida 33162.

     (c) The Reporting Person is self-employed and is engaged in various media-related businesses, including, among others, the operation of broadcast television in Costa Rica. Effective May 19, 1997, the Reporting Person was appointed as interim President and Chief Executive Officer of the Company, to serve as such until the election of officers of the Company at the 1997 annual meeting of the Board of Directors of the Company ("Board") immediately following the 1997 annual meeting of the shareholders of the Company (the "1997 Annual Meeting").

      (d) The Reporting Person has not, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) The Reporting Person was not, during the past five (5) years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of the United States of America.

       Item   3.       Source  and  Amount  of  Funds  or   Other
Consideration.

     The Reporting Person acquired 121,212 shares of Common Stock (the "Initial Shares") in exchange for all of the issued and outstanding shares of capital stock of Grupo Masteri, S.A. ("Grupo"), a Costa Rican corporation, all of which shares of Grupo were held by the Reporting Person. The acquisition of the Initial Shares was consummated effective February 23, 1996, pursuant to the terms of an Amended and Restated Agreement for Purchase and Sale of Stock by and among the Company, Grupo and the Reporting Person ("Grupo Purchase Agreement").

      Effective May 19, 1997, the Company issued to the Reporting Person (i) 180,000 shares of Common Stock (the "New Shares"),
(ii) a Secured Convertible Debenture in the principal amount of $2,000,000 ("Debenture"), and (iii) warrants ("Warrants") to purchase (a) 500,000 shares of Common Stock at an exercise price of $5.00 per share, and (b) 500,000 shares of Common Stock at an exercise price of $1.00 per share (all of the 1,000,000 shares of Common Stock underlying such Warrants are collectively referred to as the "Warrant Shares"). The New Shares, the Debenture and the Warrants were issued pursuant to the terms of a Debt Restructuring Agreement ("Restructuring Agreement") dated effective May 19, 1997, in connection with the restructuring of indebtedness evidenced by a promissory note dated February 23, 1996, in the principal amount of $2,000,000 issued by the Company.

      The Debenture matures and is payable in full on May 19, 1998, subject to optional extension by either the Company or the Reporting Person on certain terms and conditions. The Debenture is convertible into shares of Common Stock ("Debenture Shares") at any time prior to payment at a conversion rate which is equal to the lesser or (i) $0.50 per share, or (ii) the average of the closing "bid" prices for the Company's Common Stock as quoted on NASDAQ for the five days immediately preceding the date of conversion.

     The Warrants are exercisable in part or in total at any time prior to expiration on May 19, 2002.  The Initial Shares, the New
Shares,  the  Debenture  Shares,  and  the  Warrant  Shares   are
sometimes collectively referred to herein as the "Shares."

     Item 4.     Purpose of the Transaction.

      The Reporting Person acquired his interest in the Initial Shares for investment purposes. Pursuant to the terms of the Grupo Purchase Agreement, the Reporting Person has the right to serve as a director on the Board until February 23, 1998, which is two (2) years from the closing date of the Grupo Purchase Agreement.

      The Reporting Person also acquired his interest in the New Shares, the Debenture Shares and the Warrant Shares primarily for investment purposes. Effective May 19, 1997, the Reporting Person was appointed as interim President and Chief Executive Officer to hold office until the 1997 annual meeting of the Board of Directors immediately following the 1997 Annual Meeting. The Restructuring Agreement provides that (i) the Company will amend its bylaws to increase the number of directors to five (5), (ii) the Company will elect two (2) individuals designated by the Reporting Person as members of the Board immediately following the execution of the Restructuring Agreement, and (iii) the Reporting Person will retain the right to designate two directors to serve on the Board until such time as the indebtedness evidenced by the Debenture has been paid in full or has been converted to Common Stock. The Reporting Person has designated, and the Company has elected Samuel H. Simkin and the Reporting Person to serve as members of the Board until the 1997 Annual Meeting. Additionally, the Board has elected the Reporting Person to serve as interim President and Chief Executive Officer until the election of officers at the 1997 annual meeting of directors immediately following the 1997 Annual Meeting. Except for the foregoing, the Reporting Person has no present plans or proposals which relate to or would result in:

      (a) the acquisition or disposition by the Reporting Person of additional securities of the Company, except as may be acquired upon conversion of the Debenture or exercise of the Warrants;

      (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or terms of directors;

      (e) any material change in the present capitalization or dividend policy of the Company;

      (f) any material change in the Company's present business or corporate structure;

       (g)    changes  in  the  Company's  present  articles   of
incorporation, bylaws, or similar instruments;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or inter-dealer quotation system;

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)  any action similar to those enumerated above.

     Item 5.     Interest in Securities of the Issuer.

     (a) The Reporting Person beneficially owns 5,301,212 shares of Common Stock or 61.93% of the outstanding Common Stock of the Company, based upon (i) 2,196,212 shares of common stock outstanding as of May 18, 1997, as reported in the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996, and as otherwise known to the Reporting Person, (ii) the subsequent issuance of the 180,000 New Shares to the Reporting Person, (iii) the issuance of 1,183,431 shares upon conversion of outstanding shares of Series A Preferred Stock and Series B Preferred Stock of the Company, and (iv) assuming the issuance of 4,000,000 Debenture Shares upon conversion of the Debenture and 1,000,000 Warrant Shares upon exercise of the Warrants.

      (b) The Reporting Person has the sole power to vote and dispose of the Shares.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

      Item  6.      Contracts, Arrangements,  Understandings,  or
Relationships with Respect to Securities of the Issuer.

      (a) The Initial Shares were acquired by the Reporting Person pursuant to the Grupo Purchase Agreement. The provisions of the Grupo Purchase Agreement, a copy of which was filed as
Exhibit 1 to the Initial Statement, are incorporated herein by reference. The New Shares, the Debenture and the Warrants were acquired by the Reporting Person pursuant to the Restructuring Agreement. The provisions of the Restructuring Agreement, the Debenture and the Warrants, copies of which are filed as Exhibits 1, 2, 3, and 4 respectively, to this Statement, are incorporated herein by reference.

     Item 7.     Material to be Filed as Exhibits.

      The  following  documents are filed  as  exhibits  to  this
Statement:

     1. The Amended and Restated Stock Purchase Agreement dated February 23, 1996, by and among the Company, Grupo and the Reporting Person was filed as Exhibit 1 to the Initial Statement dated March 1, 1997 and is incorporated herein by reference.

      2.    The Debt Restructuring Agreement dated effective  May
19, 1997, by and between the Company and the Reporting Person is filed as Exhibit 1.

     3. The Debenture dated May 19, 1997, issued by the Company to the Reporting Person in the principal amount of $2,000,000 is filed as Exhibit 2.

     4. Warrant dated May 19, 1997, for the purchase of 500,000 shares of the Company's Common Stock at an exercise price of $5.00 per share, issued by the Company to the Reporting Person is filed as Exhibit 3.

     5. Warrant dated May 19, 1997, for the purchase of 500,000 shares of the Company's Common Stock at an exercise price of $1.00 per share, issued by the Company to the Reporting Person is filed as Exhibit 4.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

                              June 4, 1997

                                     /s/  Melvin Rosen
                                       Melvin Rosen

                            EXHIBIT 1

                  DEBT RESTRUCTURING AGREEMENT

      This Agreement is entered into this 19th day of May, 1997, by and between TEL-COM WIRELESS CABLE TV CORPORATION ("Company"), a Florida corporation, and MELVIN ROSEN ("Rosen"), an individual.

                     Background of Agreement

      Rosen is the holder of a Promissory Note dated February 23, 1996, in the principal amount of Two Million Dollars ($2,000,000) made by the Company (the "Note") which became due on February 23, 1997.

     The Company has failed to pay the Note when it became due.

     The parties desire to restructure the indebtedness evidenced by the Note upon the terms and conditions set forth herein.

                       Terms of Agreement

      In consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

       1.     Acknowledgment   of  Indebtedness.    The   Company
acknowledges that, as of the date of this Agreement, the principal balance outstanding on the Note is Two Million Dollars
($2,000,000), (the "Initial Indebtedness").

      2. Restructuring of Debt. An amount representing accrued but unpaid interest on the Note, attorneys' fees of Rosen as set forth in Section 11 below, and the trustee's fees due under the Tel-Com-Rosen Trust, which, in the aggregate, may not exceed $100,000, shall be added to the Initial Indebtedness within thirty (30) days of the date hereof (the Initial Indebtedness and accrued Trustee's fees are collectively referred to hereinafter as the "Indebtedness"). The Initial Indebtedness shall be evidenced by a new secured convertible debenture (the "Debenture") in the principal amount of Two Million Dollars ($2,000,000), containing the terms and conditions set forth in the form of Debenture attached hereto as Exhibit A .

      3.   Consideration for Restructuring.  As consideration for
Rosen's restructuring of the Initial Indebtedness, the Company will issue to Rosen:

           (a) 180,000 fully paid and non-assessable shares of its Common Stock ("New Rosen Shares"). The Company shall bear all cost and expenses incurred or associated with the issuance to Rosen of the New Rosen Shares.

           (b)   A  Warrant to purchase 500,000 Shares of  Common
Stock  at  an  exercise  price of $1.00  per  share  (the  "$1.00
Warrants").

           (c)   A  Warrant to purchase 500,000 Shares of  Common
Stock  at  an  exercise  price of $5.00  per  share  (the  "$5.00
Warrants").

      4. Representations of Rosen. Rosen hereby represents and warrants to the Company as follows:

            4.1 Receipt of Certain Information. Rosen has received a copy of each of the following: the Company's Form 10-KSB for the years ended December 31, 1995 and 1996; the Post-Effective Amendment No. 2 to the Company's Registration Statement on Form SB-2 filed with the United States Securities and Exchange Commission ("SEC") on January 21, 1997; The Company's quarterly report on Form 10-QSB for the quarter ended March 31, 1997; the Company's 1995 Annual Report to Shareholders; the Company's Proxy Statement for the annual meeting of shareholders held on May 30, 1996; the press releases issued by the Company during the 1996 calendar year; and the Company's Articles of Incorporation and Bylaws, each as amended to date .

          4.2. Availability of Information. The Company has made available to Rosen the opportunity to ask questions of, and receive answers from, the Company and any other person or entity acting on its behalf concerning the terms and conditions of this Agreement, the restructuring of the Note, the Conversion Rights under the Debenture, and the information contained in the Company's filings with the SEC and to obtain any additional information, to the extent the Company possesses such information or can acquire it without unreasonable effort or expense, necessary to verify the accuracy of the information provided by the Company and any other person or entity acting on its behalf.

           4.3 Investment Representations. As an inducement to the Company's agreement to issue the new Rosen Shares, the $1.00 Warrants and the $5.00 Warrants and to provide for the right to convert the Debenture into common stock of the Company ("Conversion Shares"), Rosen makes the following representations and warranties:

               (a) Rosen (i) has adequate means of providing for his current needs and possible contingencies, and has no need for liquidity of his investment in the Company, (ii) can bear the economic risk of losing this entire investment in the Company, and (iii) has such knowledge and experience in financial and business matters that he is capable of evaluating the relative risks and merits of this investment.

               (b) Rosen is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Act;

                (c) The New Rosen Shares, $1.00 Warrants, and $5.00 Warrants, are being, and any Conversion Shares will be, acquired solely for Rosen's own account, for investment purposes only, and are not being or will not be purchased with a view or intent to or resell, fractionalize, divide, or redistribute all or any part of such shares to any other person or entity.

               (d)  Rosen is aware of the following:

                     (i)   The  New Rosen Shares, $1.00 Warrants,
$5.00 Warrants and the Conversion Shares are or will be a speculative investment which involve a high degree of risk; and

                     (ii)       Unless  and until a  registration
statement has been filed and become effective for the New Rosen Shares, the Conversion Shares and the Shares of Common Stock underlying the $1.00 Warrants and the $5.00 Warrants, the New Rosen Shares have not been, and the Conversion Shares and Shares of Common Stock underlying the $1.00 Warrants and $5.00 Warrants will not have been, registered under the Act or the securities or investor protection laws of applicable jurisdictions, but have been offered in reliance on exemptions for private offerings contained in Section 4(2) and Rules 504, 505 or 506 of the Act and in the laws of such jurisdictions. There are substantial restrictions on the transferability of the New Rosen Shares and the $1.00 Warrants and $5.00 Warrants; unless and until the New Rosen Shares, the $1.00 Warrants, and the $5.00 Warrants, and the Conversion Shares are registered under the Act, there will be no public market for such Shares; and it may not be possible for Rosen to liquidate the New Rosen Shares, the $1.00 Warrants, and the $5.00 Warrants or Conversion Shares so that Rosen may have to bear the economic risk of such investment in the Company for an indefinite period of time.

                     (iii)      The New Rosen Shares,  the  $1,00
Warrants, the $5.00 Warrants, and the Conversion Shares cannot be offered or sold unless they are subsequently registered under the Act and applicable state securities laws or an exemption from such registration is available. Until such registration, the New Rosen Shares, the $1.00 Warrants, the $5.00 Warrants, and the Conversion Shares will bear a legend to the following effect:

     THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS, HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY, AND SHALL NOT BE SOLD, PLEDGED, HYPOTHECATED, DONATED OR OTHERWISE TRANSFERRED, WHETHER OR NOT FOR CONSIDERATION, BY THE HOLDER EXCEPT UPON THE ISSUANCE TO THE COMPANY OF A FAVORABLE OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY OR THE SUBMISSION TO THE COMPANY OF SUCH OTHER EVIDENCE AS MAY BE SATISFACTORY TO COUNSEL FOR THE COMPANY, IN EITHER CASE, TO THE EFFECT THAT ANY SUCH TRANSFER SHALL NOT BE IN VIOLATION OF THE ACT AND APPLICABLE STATE SECURITIES LAWS.

      5. Representations and Warranties of the Company. The Company hereby makes the following representations and warranties to Rosen, each of which the Company represents to be true and correct on the date hereof (any Schedules to be attached to be delivered as promptly as practicable after the date of this Agreement):

            5.1 Corporate Organization. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Florida and has full corporate power, authority and legal right to own its properties and to conduct the business in which it is now engaged as and where such business is conducted. The Company is duly licensed or qualified to transact business as a foreign corporation and is in good standing in each jurisdiction where the ownership or lease of its assets or the operation of its business requires such qualification, except where the failure to be so qualified would not have a material adverse effect on the business, operations, property or financial or other condition of the Company. Accurate, current and complete copies of the Articles of Incorporation and Bylaws of the Company, the contents of the Company's minute book, stock certificate books and stock transfer ledgers, and, if any, all fictitious name registrations of the Company have been made available to Rosen or his representative at or prior to the execution of this Agreement. The Company's minute book contains true and complete minutes and records of all meetings, proceedings, and other actions of its shareholders and directors from the date of its organization to the date hereof. To the knowledge of the Company, the stock certificate books and stock transfer ledgers of the Company (which are maintained by Continental Stock Transfer and Trust Company, the Company's transfer agent) are true and complete and accurately reflect the stock ownership of the Company as of the date hereof.

           5.2 Capitalization. The authorized capital stock of the Company consists of (i) 5,000,000 shares of Preferred Stock, $.001 par value, of which 200 shares designated as Series A Convertible Preferred Stock are issued and outstanding and 100 shares designated as Series B Convertible Preferred Stock are issued  and  outstanding; and (ii) 10,000,000  shares  of  Common
Stock, $.001 par value, of which approximately 2,196,212 shares are issued and outstanding. The holders of outstanding capital stock of the Company have no preemptive rights. All of the issued and outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable and are owned of record and beneficially by the holders thereof as set  forth  on  Schedule  5.2 hereto.  Except  as  set  forth  on
Schedule 5.2, there are no subscriptions, options, warrants, rights or calls or other commitments or agreements to which the Company is a party or by which it is bound, calling for the issuance, transfer, sale or other disposition of any class of securities of the Company, and there are no outstanding securities of the Company convertible or exchangeable, actually or contingently, into shares of the Company's common stock or any other securities of the Company. All transfer taxes, if any, with respect to transfers of capital stock of the Company made prior to the date hereof have been paid.

           5.3 Subsidiaries. Schedule 5.3 hereto sets forth a complete list of the names, jurisdictions of incorporation and capital stock of all corporations, partnerships and other business entities controlled by the Company (collectively, the "Subsidiaries"). (As used herein, "controlled by" means (i) the ownership of not less than 50% of the voting securities or other interests of a corporation, partnership or other business entity, or (ii) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a corporation, partnership or other business entity, whether through ownership of voting shares, by contract or otherwise). Each of the Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power to carry on its business as and where now conducted and to own its assets. Each of the Subsidiaries is duly qualified to do business and is in good standing as a foreign corporation in the jurisdictions set forth on Schedule 5.3, such jurisdictions being the only foreign jurisdictions in which the failure to qualify would have a material adverse effect on such Subsidiary and its respective assets, properties or businesses, and there has not been any claim by any jurisdiction to the effect that it is required to qualify or otherwise be authorized to do business as a foreign corporation therein. All of the outstanding capital stock of each of the Subsidiaries is validly issued, fully paid and non-assessable and all of such shares that are owned by the Company or by a Subsidiary are free and clear of all liens, claims, charges or encumbrances of any nature whatsoever, except as stated on Schedule 5.3. There are no outstanding securities convertible into shares of capital stock or any subscriptions, options, warrants, rights or calls, or other commitments or agreements to which Company or any of the Subsidiaries is a party or by which it or any of them are bound, calling for the issuance, transfer, sale or disposition of any of the capital stock or other securities of any of such Subsidiaries except as set forth on Schedule 5.3. Copies of the Articles or Certificate of Incorporation and Bylaws, as amended to date, of each of the Subsidiaries, which have heretofore been delivered to Rosen prior to the date of this Agreement, are true and complete copies of those documents, as in effect on the date hereof. Except as set forth in Schedule 5.3 and except for investments in the Subsidiaries, neither the Company nor any of the Subsidiaries have made any investments in, or own, any of the capital stock of, or any other proprietary interest in, any other corporation, partnership or other business entity.

           5.4 Authority. The Company has full corporate power and authority to execute and deliver this Agreement and to perform all of its covenants and agreements hereunder. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and agreements hereunder and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action pursuant to applicable law, and said authorization and approval has not been altered, amended or revoked.

           5.5 Enforceability. This Agreement has been duly executed and delivered and constitutes the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except as such enforceability may be limited by (i) bankruptcy, insolvency, moratorium or similar laws affecting the enforcement of creditors' rights generally or by the principles governing the availability of specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in equity or at law), including requirements of reasonableness and good faith in the exercise of rights and remedies thereunder; and (ii) applicable laws and court decisions which may limit or render unenforceable certain terms and provisions contained therein, but which do not substantially interfere with the practical realization of the benefits thereof, except for the economic consequences of any procedural delay which may be imposed by, relate to or result from such laws and court decisions.

           5.6   Noncontravention.   Neither  the  execution  and
delivery of this Agreement, nor compliance by the Company with any of the provisions hereof, nor the consummation of the transactions contemplated hereby, will:

               (a) violate or conflict with any provision of the Articles of Incorporation or Bylaws of the Company or any of the Subsidiaries;

                (b) violate or, alone or with notice or the passage of time, result in the material breach or termination of, or otherwise give any contracting party the right to terminate, or declare a default under, the terms of any agreement or other document or undertaking, oral or written, to which the Company or any of the Subsidiaries are a party or by which any of them or any of their respective properties or assets may be bound (except for such violations, conflicts, breaches or defaults as to which required waivers or consents by other parties have been obtained);

                (c) result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company or any of the Subsidiaries except as contemplated by this Agreement;

                (d) violate any judgment, order, injunction, decree or award against, or binding upon, the Company or any of the Subsidiaries or their respective properties or assets; or

                (e) to the knowledge of the Company, violate any law or regulation of any jurisdiction relating to the Company or any of the Subsidiaries, or their respective securities, assets or properties, the violation of which would have a material adverse effect on the Company or any of the Subsidiaries ("Material Adverse Effect").

           5.7 Conversion Shares; New Rosen Shares. The Common Stock has been duly authorized and reserved for issuance and, if and when issued upon conversion of the Debenture in accordance with the terms thereof and the $1.00 Warrants and $5.00 Warrants if and when issued in accordance with the terms thereof, as well as the New Rosen Shares when issued, will be duly and validly authorized and issued, fully paid and nonassessable.

           5.8 Consents. The Company has all consents of governmental and other regulatory agencies, foreign or domestic, and of other third parties required to be received by or on the part of the Company or the Subsidiaries to enable the Company to enter into, and perform its obligations under, this Agreement. All such requisite consents have been, or prior to the consummation of the transactions contemplated herein will have been, obtained.

            5.9.   Financial   Statements,  etc.    The   audited
consolidated financial statements of the Company and the Subsidiaries as of December 31, 1996 and 1995 and for the years then ended (the "Company Financial Statements"), (a) are true, correct and complete, (b) are in accordance with the books and records of Company and the Subsidiaries, (c) fairly, completely and accurately present the financial position of the Company and the Subsidiaries as of such dates and the results of its operations for such periods, and (d) were prepared in conformity with generally accepted accounting principles consistently applied throughout the periods covered thereby and with Regulation S-B, promulgated by the Securities and Exchange
Commission  (the  "SEC").   Such audited  consolidated  financial
statements have been audited by independent certified public accountants, whose report thereon is included therein.

           5.10. Liabilities; Judgments. As of December 31, 1996, (the "Company Balance Sheet Date"), the Company and the Subsidiaries have no material debts, liabilities or obligations, contingent or absolute, other than those debts, liabilities and obligations reflected or reserved against in the Company's consolidated balance sheet at the Company Balance Sheet Date (the "Company Balance Sheet") . There is no outstanding judgment against the Company or any of the Subsidiaries or against or affecting any of their respective assets or businesses.

           5.11 Actions Since the Company Balance Sheet Date. Except as otherwise expressly provided or set forth in, or required by, this Agreement, or as set forth in Schedule 5.11 hereto, since the Company Balance Sheet Date, neither the Company nor any of the Subsidiaries have: (a) issued or sold, or agreed to issue or sell, any of their capital stock, options, warrants, rights or calls to purchase such stock, any securities convertible or exchangeable into such capital stock or other corporate securities, or effected any subdivision or other recapitalization affecting its capital stock other than in connection with the transactions contemplated by this Agreement;
(b) incurred any material obligation or liability, absolute or contingent, except those arising in the ordinary and usual course of business or in connection with the transactions contemplated hereby; (c) discharged or satisfied any lien or encumbrance, except in the ordinary and usual course of business, or paid or satisfied any liability, absolute or contingent, other than liabilities as of the Company Balance Sheet Date and current liabilities incurred since the Company Balance Sheet Date in the ordinary and usual course of business; (d) made any wage or salary increases or granted any bonuses other than wage and salary increases and bonuses granted in accordance with its normal salary increase and bonus policies; (e) mortgaged, pledged or subjected to any lien, pledge, charge or other encumbrance of any of their properties or assets, or permitted any of their property or assets to be subjected to any lien, pledge, charge or other encumbrance, except in the ordinary and usual course of business or as contemplated by this Agreement; (f) sold, assigned or transferred any of their properties or assets, except in the ordinary and usual course of business; (g) other than this Agreement or the transactions contemplated hereby, entered into any transaction or course of conduct not in the ordinary and usual course of business; (h) waived any rights of substantial value, or canceled, modified or waived any indebtedness for borrowed money held by them, except in the ordinary and usual course of business; (i) declared, paid or set aside any dividends or other distributions or payments on their capital stock, or redeemed or repurchased, or agreed to redeem or repurchase, any shares of their capital stock; (j) made any loans or advances to any person, or assumed, guaranteed, endorsed or otherwise become responsible for the obligations of any person; (k) incurred any indebtedness for borrowed money (except endorsement, for collection or deposit, of negotiable instruments received in the ordinary and usual course of business); or (l) made any change in the accounting methods or practices followed by the Company or the Subsidiaries.

           5.12 Adverse Developments. Since the Company Balance Sheet Date, there have been no material adverse changes in the assets, properties, operations or financial condition of the Company or the Subsidiaries, and no event has occurred that could be reasonably expected to have a material adverse effect upon the business of the Company or the Subsidiaries and the Company is not aware, after reasonable inquiry, of any development or threatened development of a nature that has, or that could be reasonably expected to have, a material adverse effect upon the business of the Company or the Subsidiaries or upon any of their respective assets, properties, operations or financial condition except for default of the Note.

           5.13.     Taxes; Tax Returns.  Except as set forth  in
Schedule 5.13 hereto, all taxes, including, without limitation, income, property, sales, use, franchise, capital stock, excise, value added, employees' income withholding, social security and unemployment taxes imposed by the United States, by any state, locality or foreign country, or by any other taxing authority, which have or may become due or payable by the Company or the Subsidiaries and all interest and penalties thereon, whether disputed or not, have been paid in full or adequately provided for by reserves shown in the Company Financial Statements; all deposits required by law to be made by the Company or the
Subsidiaries with respect to estimated income, franchise and employees' withholding taxes have been duly made; and all tax returns, including estimated tax returns, required to be filed by the Company or any of the Subsidiaries have been duly filed. No extension of time for the assessment of deficiencies for any year is in effect. Except as set forth in Schedule 5.13, no deficiency notice or imposition of any tax lien is proposed, or to the knowledge of the Company, after reasonable inquiry, is threatened against the Company or the Subsidiaries. The federal and state income tax returns of the Company and the Subsidiaries have never been audited.

           5.14 Ownership of Assets; Trademarks, Patents, etc. Except as set forth in Schedule 5.14, each of the Company and the Subsidiaries owns outright, and has good and marketable title to, all of its respective assets, properties and businesses
(including all assets reflected in the Company Balance Sheet, except as the same may have been disposed of in the ordinary and usual course of business since the Company Balance Sheet Date), free and clear of all liens, mortgages, pledges, claims, conditional sales agreements, restrictions on transfer or other encumbrances or charges whatsoever. Except as set forth in
Schedule 5.14, no other person, firm or corporation has any proprietary or other interest in any such intangible assets. Such assets so owned are sufficient to permit the Company and the Subsidiaries to conduct their respective businesses as and where now conducted. Except as set forth in Schedule 5.14, neither the Company nor any of the Subsidiaries is a party to or bound by any license or agreement requiring the payment to any person, firm or corporation of any royalty. To the knowledge of the Company neither the Company nor any of the Subsidiaries are infringing upon any patent, copyright, tradename, trademark, trade secret or other similar intangible right or otherwise are violating the rights of any third party with respect thereto, and no proceedings have been instituted and no claim has been received by the Company or any of the Subsidiaries alleging any such violation.

           5.15 Insurance. Schedule 5.15 hereto sets forth a true and complete list and brief description of all policies of fire, liability and other forms of insurance held by the Company and the Subsidiaries. Except as set forth in Schedule 5.15, all policies of fire, liability and other forms of insurance held by the Company and the Subsidiaries are valid, outstanding and enforceable policies, as to which premiums have been paid currently, are with reputable insurers believed by the Company, after reasonable inquiry, to be financially sound and are consistent with the practices of similar concerns engaged in substantially similar operations as those currently conducted by the Company and the Subsidiaries. Except as set forth in
Schedule 5.15, the Company is not aware of any state of facts or of the occurrence of any event that might reasonably (a) form the basis for any material claim against the Company or any of the Subsidiaries not fully covered by insurance for liability on account of any express or implied warranty or tortious omission or commission, or (b) result in a material increase in insurance premiums.

           5.16  Compliance with Law.  Except  as  set  forth  in
Schedule 5.16 hereto, there are no actions, suits, proceedings or governmental investigations relating to the Company or the Subsidiaries or any of their respective properties, assets or businesses pending or, to the knowledge of the Company, after reasonable inquiry, threatened, or any order, injunction, award or decree outstanding against the Company or any of the Subsidiaries or against or relating to any of their respective properties, assets or businesses; and the Company is not aware of any basis for any such action, suit, proceeding, governmental investigation, order, injunction or decree. Neither the Company nor any of the Subsidiaries is in violation of any law, regulation, ordinance, order, injunction, decree, award, or other requirement of any governmental body, court or arbitrator relating to their respective properties, assets or business, the violation of which would have a material adverse effect on the Company or the Subsidiaries.

           5.17 Real Property. Schedule 5.17 hereto sets forth a brief description of all real properties that are leased to the Company or any of its Subsidiaries. Neither the Company nor any of the Subsidiaries own outright the fee simple title in and to any real property. The real property leases described in
Schedule 5.17 that relate to the leased properties described therein are in full force and effect. Except as set forth in
Schedule 5.17, all uses of such real property by the Company or the Subsidiaries conform in all material respects to the terms of the leases relating thereto and, to the best knowledge of the Company conform in all material respects to all applicable building and zoning ordinances, laws and regulations. None of such leases may be expected to result in the expenditure of material sums for the restoration of the premises upon the expiration of their respective terms.

           5.18 Agreements and Obligations; Performance. Except as listed and briefly described in Schedule 5.18 hereto (the "Company Listed Agreements"), neither the Company nor any of the Subsidiaries are party to, or bound by, any: (a) written or oral agreement or other contractual commitment, understanding or obligation that involves aggregate payments or receipts in excess of $20,000 (b) contract, arrangement, commitment or understanding that involves aggregate payments or receipts in excess of $20,000 that cannot be canceled on 30 days' or less notice without penalty or premium or any continuing obligation or liability; (c) contractual obligation or contractual liability of any kind to any shareholders of the Company or the Subsidiaries; (d) contract, arrangement, commitment or understanding with their customers or any officer, employee, shareholder, director, representative or agent thereof for the repurchase of products, sharing of fees, the rebating of charges to such customers or other similar arrangements; (e) contract for the purchase or sale of any materials, products or supplies that contains, or that commits or will commit them for, a fixed term; (f) management agreement not terminable at will without penalty or premium or any continuing obligation or liability; (g) lease for real or personal property (including borrowings thereon), license or royalty agreement; (h) agreement, commitment or understanding relating to indebtedness for borrowed money; (i) union or other collective bargaining agreement; (j) contract that, by its terms, requires the consent of any party thereto to the consummation of the transactions contemplated hereby; (k) contract containing covenants limiting the freedom of the Company or any of the Subsidiaries to engage or compete in any line or business or with any person or entity in any geographical area; (l) contract or option relating to the acquisition or sale of any business; (m)
voting trust agreement or similar shareholders' agreement; (n) option for the purchase of any asset, tangible or intangible; or
(o) other contract, agreement, commitment or understanding that materially affects any of the Company's or any of the Subsidiaries' respective properties, assets or businesses, whether directly or indirectly, or that was entered into other than in the ordinary course of business. A true and correct copy of each of the written Company Listed Agreements has been made available to Rosen. Except as set forth on Schedule 5.18, each of the Company and the Subsidiaries has in all material respects performed all obligations required to be performed by each of them to date under all of the Company Listed Agreements, is not in default in any material respect under any of the Company Listed Agreements, and has received no notice of any default or alleged default thereunder which has not heretofore been cured or which notice has not heretofore been withdrawn. Except as set forth on Schedule 5.18, the Company is not aware, after reasonable inquiry, of any material default under any of the Company Listed Agreements by any other party thereto or by any other person, firm or corporation bound thereunder except as set forth in the Company Financial Statements.

          5.19 Condition of Assets. Except for routine servicing requirements, all machinery and equipment used by the Company or the Subsidiaries in the conduct of their respective businesses are in good operating condition and repair, ordinary wear and tear excepted.

          5.20 Accounts. Set forth on Schedule 5.20 hereto is an accurate and complete list showing the name and address of each bank or brokerage firm in which the Company or any of its subsidiaries has an account or safe deposit box, the number of any such account or any such box and the names of all persons authorized to draw thereon or to have access thereto.

            5.21 Accounts Receivable. All of the accounts receivable of the Company as of March 31, 1997, except those owed to it since such date constitute bona fide accounts receivable resulting from bona fide sales of services or goods in the ordinary course of its business, and the Company does not know, nor does it have reason to know of any valid defense or right of set-off to the rights of the Company to collect such accounts receivable in full, less such reserves.

           5.22 Accounts Payable. Schedule 5.22 hereto contains a true and accurate aging schedule of all accounts payable of the Company and the Subsidiaries as of March 31, 1997. Except as disclosed on Schedule 5.22, (i) each account payable of the Company represents an obligation incurred in the ordinary course of business for goods sold to, or for bona fide services performed for, the Company or the Subsidiaries; and (ii) no claim for reduction, counterclaim, setoff, recoupment or other claim for credit, allowances or adjustments has been made by the Company or any of the Subsidiaries with respect to any such accounts payable.

           5.23 Permits and Licenses. The Company and the Subsidiaries have all permits, licenses, orders and approvals of all federal, state, local and foreign governmental or regulatory bodies required to carry on their businesses as and where currently conducted and to sell their services and products; all such permits, licenses, orders, franchises and approvals are in full force and effect, and to the knowledge of the Company, no suspension or cancellation of any of such permits, licenses, orders, franchises and approvals is threatened; and each of the Company and the Subsidiaries are in compliance in all material respects with all requirements, standards and procedures of the federal, state, local and foreign governmental bodies that have issued such permits, licenses, orders, franchises and approvals.

           5.24  Interest  in Assets.  Except  as  set  forth  in
Schedule 5.24 hereto, no shareholder, officer or director of capital stock of the Company or any of the Subsidiaries nor any affiliate thereof owns any property or rights, tangible or intangible, used in or related, directly or indirectly, to the business of the Company and the Subsidiaries.

          5.25 Salary Information. Schedule 5.25 hereto contains a true and complete list of the names and current salary rates of and bonus commitments to all present officers and directors of the Company and each of the Subsidiaries and all other employees whose base annual compensation exceeds $50,000 and a list of all employees (and home addresses) whose base annual compensation exceeds $20,000.

           5.26  Labor Matters.  Except as set forth in  Schedule
5.26 attached hereto, neither the Company nor any of the Subsidiaries has been a party to or has any Obligation with respect to: (1) any profit sharing, pension, retirement, deferred compensation, bonus, stock option, stock purchase, retainer, consulting, health, welfare or incentive plan or agreement or other employee benefit plan, whether legally binding or not; or
(ii) any plan providing for "fringe benefits" to its employees, including, but not limited to, vacation, disability, sick leave, medical, hospitalization and life insurance and other insurance plans, or related benefits; or (iii) any employment agreement. To the best of the Company's knowledge and belief, no former or present employee of the Company or any of the Subsidiaries has any claim against the Company or the respective Subsidiary (whether under federal or state law, any employment agreement or otherwise) on account of or for: (i) overtime pay; (ii) wages or salary for any period; (iii) vacation, time off or pay in lieu of time off; or (iv) any violation of any statute, ordinance or regulation relating to minimum wages or maximum hours of work. To the best of the Company's knowledge or belief, no person or party (including, but not limited to, governmental agencies of any kind) has any claim or basis for any claim or proceeding against the Company or any of the Subsidiaries arising out of any statute, ordinance or regulation relating to discrimination in employment or to employment practices, sexual harassment, or occupational safety or health standards.

           5.27 Improper Payments. Neither the Company or the Subsidiaries, nor any of their respective current or former shareholders, partners, directors, officers, or employees or agents, nor any Person acting on their behalf, has directly or indirectly, made any bribe, kickback or other payment of a similar or comparable nature, whether lawful or not, to any person, public or private, regardless of form, whether in money, property or services, to obtain favorable treatment for business secured or special concessions already obtained. No funds or assets of the Company or any Subsidiary were donated, loaned or made available directly or indirectly for the benefit of, or for the purpose of supporting or opposing, any government or subdivision thereof, political party, candidate or committee, either domestic or foreign. Neither the Company nor any Subsidiary has maintained and does not maintain a bank account, or any other account of any kind, whether domestic or foreign, which account was not or is not reflected in the Company or the respective Subsidiary's corporate books and records, or which account was not listed, titled or identified in the name of the Company or the respective Subsidiary.

           5.28 SEC Filings, Etc. The Company has heretofore delivered to Rosen or his representatives or advisors correct and complete copies of all publicly-available documents, records and books pertaining to the Company, including but not limited to, the Company's Annual Report on Form 10-KSB for the year ended December 31,1996 (the "Form 10-KSB") and all amendments to said document (the "SEC Documents"). The SEC Documents were true and correct in all material respects at the time filed with respect to the periods covered thereby; and such reports, as amended, supplemented, or updated by subsequent filings, are true and correct as of the date so amended, supplemented or updated in all material respects, do not contain any misstatement of a material fact and do not omit to state a material fact or any fact required to be stated therein or necessary to make the statements contained therein not materially misleading with respect to the periods covered thereby; and all amendments or supplements thereto required to be filed under the federal securities laws have been so filed. The consolidated financial statements of the Company included in the SEC Documents complied, when filed, with the then-applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may have been indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-QSB promulgated by the SEC) and fairly presented (subject in the case of the unaudited statements, to normal audit adjustments) the financial position of the Company at the dates thereof and the consolidated results of the operations and statement of changes in financial position for the periods then ended. The Company has filed all documents and agreements that were required to be filed as exhibits to the SEC Documents and all such documents and agreements when filed were correct and complete in all material respects.

           5.29 Related Party Transactions. Except to the extent described in the SEC Documents, no current principal shareholder or current or former director, officer or employee of the Company nor any "affiliate" (as defined in the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of any such person, is currently, directly or indirectly through his affiliation with any other person or entity, a party to any transaction (other than as an employee, consultant or shareholder) with the Company providing for the furnishing of services by, or rental of real or personal property from, or otherwise requiring cash payments from or to any such person.

           5.30 Disclosure. The representations or warranties made by the Company in this Agreement or in any Schedule hereto do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements herein or therein, in light of the circumstances under which they are made, not misleading in any material respect. There is no fact known to the Company that materially adversely affects or, other than general economic conditions in the industry in which the Company or the Subsidiaries operates, that the Company reasonably believes will in the future materially adversely affect the business, operations, affairs or condition, financial or otherwise, of the Company or any of the Subsidiaries which has not been set forth in this Agreement or in the SEC Documents.

           5.31 Survival of Representations and Warranties.   All
representations and warranties made by the Company in this Agreement or pursuant hereto shall survive the date hereof and the consummation of the transactions contemplated hereby.

     6.   Indemnification

           6.1 In addition to, and not in lieu of, any right or remedy available to Rosen at law or in equity, the Company hereby indemnifies and holds harmless Rosen against any losses, claims, damages, expenses, liabilities (joint or several), assessments, and any other charges (including without limitation reasonable attorneys' fees, paralegal's fees, investigation expenses, court costs, interest and penalties) arising out of or in connection with, or caused by, directly or indirectly, any or all of the following: (i) any misrepresentation, breach or failure of any warranty or representation made by the Company in this Agreement or schedules attached hereto; or (ii) any failure or refusal by the Company to satisfy or perform any covenant or agreement in this Agreement. The Company will reimburse Rosen, promptly as such expenses are incurred, for any legal or other expenses reasonably incurred by him in connection with investigating or defending any such loss, claim, damage, liability, action or proceeding; provided, however, that the indemnity agreement contained in this section shall not apply to amounts paid in settlement of any such loss, claim, damage, expense, liability, action or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld.

           6.2 Promptly after receipt by Rosen of notice of the commencement of any action (including any governmental action), Rosen shall, if a claim in respect thereof is to be made against the Company under this section, deliver to the Company a written notice of the commencement thereof and the Company shall have the right to participate in and, to the extent the Company so desires, to assume control of the defense thereof with counsel mutually satisfactory to the Company and Rosen; provided, however, that Rosen shall have the right to retain its own counsel, with the fees and expenses to be paid by the Company, if, in the reasonable opinion of counsel for Rosen, representation of Rosen by the counsel retained by the Company would be inappropriate due to actual or potential differing interests between Rosen and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the Company within a reasonable time of the commencement of any such action shall relieve the Company of any liability to Rosen under this section only to the extent prejudicial to its ability to defend such action, but the omission so to deliver written notice to the Company shall not relieve it of any liability that it may have to Rosen otherwise than under this section. The indemnification required by this section shall be made by periodic payments of the amount thereof during the course of the investigation or defense, promptly as such expense, loss, damage or liability is incurred.

           6.3 To the extent any indemnification by the Company is prohibited or limited by law, or is otherwise unavailable to or insufficient to hold harmless Rosen, the Company agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under this section. The Company's obligation to indemnify Rosen pursuant to this section shall survive the termination of this Agreement.


     7.   Registration Rights.

            7.1 Investment Representation. Rosen hereby represents and warrants that he shall acquire the Debenture for purpose of investment and with no present intent to sell or distribute the same. Should he exercise the conversion privilege contained therein, any securities of Borrower so acquired will be with the same investment intent.

          7.2 Definitions. The following constitute definitions of certain of the terms used in this Article Seven:

                A. "Act" means the Securities Act of 1933, as amended.

                 B. "Commission" means the Securities and Exchange Commission.

                C.   "Exchange Act" means the Securities Exchange
Act of 1934, as amended.

               D. "Securities" shall mean the Debenture, any of the shares of Common Stock issuable upon the conversion thereof, the New Rosen Shares, Original Rosen Shares, the $1.00 Warrants, the $5.00 Warrants and any shares of Common Stock issuable upon exercise thereof.

          7.3 Restriction on Transfer. Rosen shall not transfer any Securities until he has first given written notice to Company describing briefly the manner of any such proposed transfer and until (i) the Company has received from Rosen's counsel an opinion satisfactory to Company that such transfer can be made without compliance with the registration provisions of the Act and applicable state securities laws, and can be made pursuant to an exemption therefrom, or (ii) Company and Rosen shall have complied with Rule 144 promulgated under the Act (and in this connection Company shall use its best efforts to so comply, upon reasonable request of Rosen), or (iii) the Registration Statement referenced in Section 7.4 below is filed by Company and declared effective by the Commission.

          7.4  Registration Rights.

                7.4.1 Filing of Registration Statement. The Company shall file with the SEC and use its best efforts to cause to be declared effective on or before September 30, 1997, a registration statement on Form SB-2 (the "Registration Statement") covering the Securities.

                 7.4.2       Obligations  of  the  Company.    In
connection with the filing of the Registration Statement, the Company shall;

                               (i)  prepare and file with the SEC
such amendments (including post-effective amendments) and supplements to the Registration Statement and the prospectus used in connection with the Registration Statement and take such other reasonable action as may be necessary to keep the Registration Statement effective until the earlier of the (A) public sale of the Securities or (B) the Securities becoming capable of public sale without registration pursuant to Rule 144 under the Act and to comply with the provisions of the Act and the Exchange Act, and the rules and regulations thereunder, with respect to the disposition of the Securities;

                                (ii)        notify  Rosen,  after
becoming aware thereof, (A) when the Registration Statement or the prospectus included therein or any prospectus amendment or supplement or post-effective amendment has been filed and, with respect to the Registration Statement or any post-effective amendment, when the same has become effective or (B) of any request by the SEC for amendment of or supplement to the Registration Statement or related prospectus or for additional information;

                              (iii)     furnish promptly to Rosen
such reasonable number of copies of a prospectus, and all amendments and supplements thereto, in conformity with the requirements of the Act, and such other documents as Rosen may reasonable request in order to facilitate the disposition of any Securities;

                               (iv)      use its best efforts  to
register and qualify the Securities under the securities or Blue Sky laws of such states as shall be reasonably requested by Rosen, and prepare and file in those states such amendments (including post-effective amendments) and supplements and to take such other actions as may be necessary to maintain such registration and qualification in effect at all times during the period the Company is required to maintain the Registration Statement effective, and to take all other actions necessary or advisable to enable the disposition of such securities in such states.

                     (v)   notify  Rosen,  at  any  time  when  a
prospectus relating to the Securities is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company shall promptly amend or supplement the Registration Statement to correct any such untrue statement or omission, and provide Rosen with an amended or supplemented prospectus with respect to the Securities that corrects such untrue statement or omission.

                7.4.3 Rosen's Obligations. It shall be a condition precedent to the obligation of the Company to Rosen to take any action pursuant to this Section 7.4 that Rosen shall furnish to the Company such information regarding Rosen, the Securities and other shares of the Company's Common Stock held by Rosen and the intended method of disposition of such securities as shall be reasonably required to effect the registration of the Securities and shall execute such documents in connection with such registration as the Company may reasonably request.

                7.4.4 Expenses of Registration. All expenses incurred by the Company in complying with this Section 7.4, including, without limitation, registration and filing fees, fees and expenses of complying with state securities and Blue Sky laws, printing expenses, and fees and disbursements of the Company's and Rosen's counsel and accountants, shall be paid by the Company.

           7.5 Rule 144 Covenants. With a view to making available to Rosen the benefits of Rule 144 promulgated under the Act and any other rule or regulation of the Commission which may at any time permit Rosen to sell the Securities to the public without registration, Company agrees (i) to file with the Commission in a timely manner all reports and other documents required to be filed by an issuer of securities registered under the Exchange Act; (ii) at its expense, forthwith upon Rosen's request, to deliver to Company a certificate, signed by Company's principal financial officer, stating (A) Company's name, address and telephone number (including area code), (B) Company's
Internal Revenue Service identification number, (C) Company's Securities and Exchange Commission file number, (D) the number of shares of Common Stock outstanding as shown by the most recent report or statement published by Company, and (E) whether Company has filed the reports required to be filed under the Exchange Act, for a period of at least 90 days prior to the date of such certificate and in addition has filed the most recent annual report required to be filed thereunder; and (iii) upon reasonable satisfaction that Rule 144 is being complied with, to deliver Securities not bearing the legend prescribed by Section 7.7, or any other legend restricting transfer, for such Securities as may be requested from time to time by Rosen to be held for delivery to a purchaser or purchasers in a sale or sales pursuant to Rule 144.

          7.6  Registration Indemnification.

                7.6.1      Indemnification by  Company.   In  the
event of any registration or Regulation A offering of any Securities pursuant to this Article 7, the Company will indemnify and hold harmless Rosen and his agents and personal representatives ("Rosen Indemnified Persons") against any losses, claims, damages, expenses (including reasonable attorneys' fees), or liabilities (or actions in respect thereof) under the Act or otherwise, which arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any such registration statement, any preliminary prospectus or final prospectus contained therein, or in any notification statement or offering circular, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and will reimburse any such Rosen Indemnified Person for any legal or other expenses reasonably incurred by such Rosen Indemnified Person in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in said registration statement, said preliminary prospectus, or said prospectus, or in any offering circular, or any said amendment or supplement, in reliance upon and in conformity with written information furnished by Rosen or his agents for use in the preparation thereof.

                7.6.2      Indemnification by Rosen.  Rosen  will
indemnify and hold harmless the Company, each of its directors, each of its officers who has signed any such registration statement, such person(s), if any, who controls the Company within the meaning of the Act, and their respective agents and employees ("Company Indemnified Persons"), against any losses, claims, damages or liabilities to which Company or any such Company Indemnified Person may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue or alleged untrue statement of any material fact contained in said registration statement, said preliminary prospectus, said prospectus, said offering circular, or said amendment or supplement thereto, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in said registration statement, said preliminary prospectus, said prospectus, said offering circular, or said amendment or supplement, in reliance upon and in conformity with written information furnished by Rosen or his agents for use in the preparation thereof; and will reimburse any legal or other expenses reasonably incurred by the Company or any such Company Indemnified Person in connection with investigating or defending any such loss, claim, damage, liability or action.

                 7.6.3 Notice of Action. Promptly after receipt by an indemnified party under this Section 7.6 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under this Section 7.6 notify the indemnifying party of the commencement thereof; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than under this Section 7.6.

                7.6.4 Control of Proceedings. In case any such action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party. In the event the indemnifying party gives notice to the indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this Section
7.6.4 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof subsequent to the date of such notice other than reasonable costs of investigation.

           7.7 Legend. Any certificate representing Securities shall be stamped with a suitable endorsement to the effect that said Securities are subject to the terms and conditions of this
Article 7 and stating that said terms and conditions are fully set forth in Article 7, a copy of which is on file and available for the inspection at the main office of the Company.

      8. Release of Shares from Escrow. Upon execution of this Agreement, the 121,212 shares of Common Stock ("Original Rosen Shares") previously issued to Rosen and held in escrow pursuant to the terms of that certain Claims Escrow Agreement dated February 23, 1996, by and among the Company, Rosen and J. Bennett Grocock, P.A., will be released from such escrow and delivered to Rosen. The Company shall bear all costs and expenses incurred or associated with release and delivery to Rosen of the Original Rosen Shares.

      9.    Restructuring  of Management  of  the  Company.   The
management of the Company shall be restructured as set forth in this Article 9.

           9.1 Composition of Board of Directors of Company. Promptly following the execution of this Agreement, the Board of Directors of the Company ("Board") shall amend the bylaws of the Company to provide that the Board shall consist of no more than five (5) members. The Company shall cause the Board to be restructured as follows:

                (a) Fernand L. Duquette shall resign from the Board immediately.

                (b) the Company shall nominate Alan Flood for election as a Board member in the Proxy Statement; and

                (c) the Company shall elect two (2) individuals designated by Rosen as members of the Board as soon as such persons have been designated. Rosen shall retain the right to designate two directors until such time as the Indebtedness has been paid in full or has been converted to Common Stock.

           9.2   Executive  Officers.  Fernand L. Duquette  shall
resign   as  Chief Executive Officer of the Company  immediately.
The Board shall appoint Melvin Rosen as interim President/CEO.

      10. Modification of Trust. The Tel-Com-Rosen Trust dated February 22, 1996, by and between the Company and Rosen will be modified appropriately to reflect the terms set forth in this Agreement as more fully set forth in Exhibit B attached hereto. The Company shall pay any accrued and unpaid Trustee's fees under the Tel-Com Rosen Trust, and will pay future Trustee's fees as they accrue until the Debenture is paid in full or converted into Common Stock in accordance with its terms.

      11. Rosen's Attorneys' Fees. The Company will reimburse Rosen for the reasonable, documented attorneys' fees incurred by Rosen ("Rosen's Attorney's Fees") in connection with negotiating or preparing this Agreement and any ancillary documents entered into by the parties in connection with the restructuring of the Indebtedness as soon as the Company has sufficient funds available for such purpose. If Rosen pays Rosen's Attorney's Fees directly, then the amount of such payment shall constitute an account payable of the Company to Rosen or Rosen may include the amount of Rosen's Attorneys' Fees as part of the principal amount of the Debenture, in which event the Debenture shall be modified appropriately.

     12.  [Intentionally Omitted]

      13. Release of Claims. The Company shall execute and deliver the release benefiting Rosen attached hereto as Exhibit
E.

      14. Continuing Security. The obligation of the Company under the Debenture shall continue to be secured pursuant to the Tel-Com Rosen Trust, as amended pursuant to Article 10.

       15.    Consulting  Agreement.   Upon  execution  of   this
Agreement, the Company and Rosen Media and Marketing, Inc., shall enter into the Consulting Agreement in substantially the form attached hereto as Exhibit F.

     16. Review and Control of Expenses. Until such time as the management of the Company is restructured as provided for in
Article 9, the Company shall review its ongoing overhead expenses, particularly those expenses relating to the operation of its Daytona Beach, Florida office, and shall use its best efforts to minimize such expenses. Regular reports shall be provided to Rosen.

      17.   Binding Effect.  This Agreement shall be binding upon
and  inure  to  the  benefit  of the  parties  hereto  and  their
respective   heirs,  personal  representatives,   successors   or
assigns.

      18. Notices. Any and all notices, designations, consents, offers, acceptances, or any other communication provided for herein shall be in writing, shall be deemed given upon receipt, and shall be made by express delivery service, registered or certified mail, or fax transmission (followed up by original by certified mail), which shall be addressed to the parties at the following addresses:

           If  to  the Company:       Tel-Com Wireless  Cable  TV
Corporation
                              501 N. Grandview Avenue, Suite
                              Daytona Beach, FL  32118
                              Facsimile:  (904) 226-1250
                              Attention: President

          If to Rosen              Mr. Melvin Rosen
                              930 N. E. 176th Street
                              Miami, FL 33162
                              Facsimile: (305) 944-1433

      Any party may change its address for purposes of this paragraph by giving notice as provided herein.

      19. Waiver or Modification. No waiver or modification of this Agreement or of any covenant, condition or limitation herein contained shall be valid unless in writing and duly executed by the party to be charged therewith. Furthermore, no evidence of any waiver or modification shall be offered or received in evidence in any proceedings, arbitration, or litigation between the parties arising out of or affecting this Agreement, or the rights or obligations of any party hereunder, unless such waiver or modification is in writing and duly executed as aforesaid. The provisions of this paragraph may not be waived except as herein set forth.

      20. Multiple Copies or Counterparts of Agreement. The original and one or more copies of this Agreement may be executed by one or more of the parties hereto. In such event, all of such executed copies shall have the same force and effect as the executed original, and all of such counterparts, taken together, shall have the effect of a fully executed original.

      21. Applicable Law and Venue. This Agreement shall be construed and regulated under and by the laws of the State of Florida, without reference to Florida's choice of law decisions, and any action brought to enforce or interpret this Agreement shall be brought only in the federal or state court having competent jurisdiction and sitting in Dade County, Florida.

     22. Legal Fees. In the event any litigation or arbitration arises out of or in connection with this Agreement, and such litigation or arbitration results in a final judgment in favor of such party ("Prevailing Party"), the Prevailing Party in such litigation or arbitration shall receive from the other party all of its court costs and legal expenses, including reasonable attorneys' fees, incurred in any such litigation or arbitration, including those associated with appellate, and post-judgment collection proceedings.

      23. Further Assurances. The parties hereto will execute and deliver such further instruments and do such further acts and things as may be reasonably required to carry out the intent and purposes of this Agreement.

     24. Provisions Severable. This Agreement is intended to be performed in accordance with, and only to the extent permitted by, all applicable laws, ordinances, rules and regulations of the jurisdiction(s) in which the parties to business. If any provision of this Agreement, or the application thereof to any person or circumstances shall, for any reason or to any extent, be invalid or unenforceable, the remainder of this Agreement and the application of such provision to either persons or circumstances shall not be affected thereby, but rather shall be enforced to the greatest extent permitted by law.

      25. Incorporation by Reference. All Schedules together with the Debenture, Amendment to Tel-Com Rosen Trust, and Release are incorporated hereby by reference.

       26. Exculpatory Clause. Nothing contained in this Agreement or any Exhibits hereto shall be deemed to obligate personally, or to constitute the agreement or covenant of, any officer of the Company signing such documents on the Company's behalf, and Rosen hereby expressly waives any claims or causes of action based on this Agreement or any of the Exhibits hereto against any such individuals who act in such capacity.

            [Signatures contained on following page]



      The parties have executed this Agreement as of the day and year first above written.


                                       "COMPANY"

                           Tel-Com Wireless Cable TV Corporation


                              By:  /s/Fernand L. Duquette
                              Name:     Fernand L. Duquette
                              Title:    President


                                        "ROSEN"


                                   /s/Melvin Rosen
                                   Melvin Rosen


                            EXHIBIT 2

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), THE FLORIDA SECURITIES AND INVESTOR PROTECTION ACT, OR ANY OTHER STATE SECURITIES LAWS. THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED PURSUANT TO AN INVESTMENT REPRESENTATION ON THE PART OF THE HOLDER HEREOF AND SHALL NOT BE SOLD, PLEDGED, HYPOTHECATED, DONATED, OR OTHERWISE TRANSFERRED, WHETHER OR NOT FOR
CONSIDERATION, BY THE HOLDER IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND ALL APPLICABLE STATE SECURITIES AND/OR INVESTOR PROTECTION LAWS OR THE ISSUANCE TO THE COMPANY OF A FAVORABLE OPINION OF COUNSEL OR THE SUBMISSION TO THE COMPANY OF SUCH OTHER EVIDENCE AS MAY BE SATISFACTORY TO SUCH COUNSEL, IN EITHER CASE TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT AND THAT ANY SUCH TRANSFER SHALL NOT BE IN VIOLATION OF THE ACT AND APPLICABLE STATE SECURITIES LAWS.

                  SECURED CONVERTIBLE DEBENTURE


     FOR VALUE RECEIVED, TEL-COM WIRELESS CABLE TV CORPORATION, a Florida corporation (hereinafter called "Borrower"), hereby promises to pay to MELVIN ROSEN (herein called the "Holder"), or order, the principal sum of Two Million Dollars ($2,000,000) ("Principal") and to pay interest thereon at the rate of twelve percent (12%) per annum from the date hereof until the Maturity Date (as defined herein), said rate of interest subject to adjustment pursuant to Article One below. Interest at the rate of (i) seven percent (7%) per annum shall be paid monthly in arrears commencing on June 1, 1997, and continuing on the first day of each consecutive month thereafter until the entire Principal balance has been paid in full, and (ii) interest at the rate of five percent (5%) shall accrue and be payable in full on the Maturity Date. All unpaid Principal and interest together with all other amounts due hereunder shall become due and payable on May 19, 1998 ("Maturity Date"), subject to extension by the Borrower or the Holder as provided in Article One below.

      The Principal amount is subject to adjustment within thirty
(30) days of the date hereof to add thereto an amount equal to certain accrued interest, attorneys' fees, and trustees' fees as set forth in that certain Debt Restructuring Agreement of even date herewith between Borrower and Holder (the "Debt Restructuring Agreement").

     All amounts due hereunder are payable in lawful money of the United States of America at 930 N. E. 176th Street, Miami,
Florida 33162.

                           ARTICLE ONE
                            EXTENSION


      1.1 Optional Extension by the Borrower. Borrower shall have the right and option to extend the Maturity Date with respect to One Million Dollars of the Principal ("Extended Amount") for an additional period not to exceed twelve (12) months (such extended Maturity Date being hereinafter referred to as the "Extended Maturity Date") by providing Holder written notice of exercise of such extension right not less than thirty
(30) days prior to the Maturity Date. As an express condition precedent to the extension of the Maturity Date as to such Principal amount, all accrued interest up to the Maturity Date, together with all Principal other than the Extended Amount, must be paid in full on or before the Maturity Date. Commencing on the first day immediately following the Maturity Date and continuing to the Extended Maturity Date, interest shall accrue on the Extended Amount at the rate of fifteen percent (15%) per annum, of which interest (i) at the rate of eight percent (8%) per annum shall be due and payable monthly in arrears commencing on the first day of the second full month following the Maturity Date and continuing on the first day of each consecutive month thereafter until the entire Principal balance has been paid in full, and (ii) at the rate of seven percent (7%) shall accrue and be due and payable in full on the Extended Maturity Date.

      1.2 Optional Extension by the Holder. Holder shall have the right and option, but not the obligation, to extend the Maturity Date of the entire balance of Principal then outstanding to the Extended Maturity Date by providing Holder written notice of exercise of such extension right on or before the last day of the sixth (6th) month after the date of this Debenture. If Holder exercises its option to extend the Maturity Date as set forth in Section 1.2, then, commencing on the first day immediately following the Maturity Date and continuing to the Extended Maturity Date, interest shall accrue (a) one-half (1/2) of the then outstanding Principal amount of this Debenture at the rate of fifteen percent (15%) per annum, of which interest (i) at the rate of eight percent (8%) per annum shall be due and payable monthly in arrears commencing on the first day of the second full month following the Maturity Date and continuing on the first day of each consecutive month thereafter until the entire Principal balance has been paid in full, and (ii) at the rate of seven percent (7%) shall accrue and be due and payable in full on the Extended Maturity Date, and (b) on the remaining one-half (1/2) of the then outstanding Principal amount of this Debenture at the rate of twelve percent (12%) per annum, of which interest (i) at the rate of seven percent (7%) per annum shall be due and payable monthly in arrears commencing on the first day of the second full month following the Maturity Date and continuing on the first day of each consecutive month thereafter until the entire Principal balance has been paid in full, and (ii) at the rate of five percent (5%) shall accrue and be due and payable in full on the Extended Maturity Date.

                           ARTICLE TWO
                           PREPAYMENT

      2.1 Prepayment. The Principal amount shall not be subject to prepayment, in whole or in part, at any time during the first 180 days after the date of this Debenture without the prior written approval of Holder. Commencing on the 181st day after the date of this Debenture, on at least sixty (60) days' prior written notice to Holder, Borrower, at its option, without penalty or premium, may prepay all, and not less than all, of the Principal amount then outstanding plus interest due and payable as of the prepayment date. The notice of prepayment shall include a description of the source of funding for the prepayment amount. In the event of the exercise of the optional extension of the Extended Amount by Borrower pursuant to Section 1.1, Borrower shall have no right to prepay the Extended Amount for the first 180 days after the Maturity Date.


                          ARTICLE THREE
                 CONVERSION AND PURCHASE RIGHTS

     3.1  Conversion Right.

           3.1.1 Conversion Right and Procedure. The Holder of this Debenture shall have the right from and after the date hereof and at any time on or prior to payment in full by the Borrower, by giving Borrower proper notice of intent to convert as provided herein, to convert all or any portion of the sum of all amounts then outstanding and owed to the Holder pursuant to this Debenture (including the Principal balance then outstanding, all accrued but unpaid interest, and any other amounts due hereunder) up to the maximum allowed using the conversion rate set forth in this Section 3.1 into fully paid and nonassessable shares of common stock of Borrower, per value $.001 par share ("Common Stock"). Notice of intention to convert must be delivered to the Company at least thirty (30) days prior to the applicable conversion date. Upon the surrender hereof, accompanied by such Holder's written request for conversion, Borrower, within thirty (30) days of receipt of Holder's notice of conversion pursuant to this Article Three, shall pay all interest accrued hereon to the date of conversion (if Holder is not including such amounts of accrued interest in the total amount for which conversion is being exercised) and issue and deliver to Holder certificates evidencing such shares of Common Stock as hereinafter set forth. If a portion of this Debenture is converted, Borrower shall deliver to the Holder a certificate for the proper number of shares of Common Stock for the portion converted and a new Debenture in the form hereof for the balance of the Principal amount hereof. Upon transfer of this Debenture, the then-unexercised conversion or purchase right set forth in this Article Three shall inure to the transferee(s) in proportion to their respective interests, or as Holder shall allocate said conversion or purchase right.

           3.1.2 Conversion Rate. Subject to readjustment as provided in Section 3.2 hereof, the conversion rate or price ("Conversion Price") at which Holder shall be entitled to convert the entire sum of the indebtedness represented by this Debenture into shares of Capital Stock shall be an amount equal to the lesser of (i) $0.50 per share, or (ii) a per share price equal to the average of the closing "bid" prices of the Borrower's Common Stock quoted on NASDAQ for the five (5) consecutive trading days immediately prior to the date of conversion.

      3.2 Adjustment of Conversion Terms. The Conversion Price and number of shares to be issued upon conversion determined pursuant to Section 3.1 shall be subject to adjustment from time to time upon the happening of certain events while this conversion or purchase right remains outstanding, as set forth in this Section 3.2.

          3.2.1 Merger, Sale of Assets, etc. If the Borrower at any time shall consolidate with or merge into or sell or convey all or substantially all its assets to any person, corporation, or other entity, then this Debenture shall thereafter evidence the right to purchase such number and kind of securities and property as would have been issuable or distributable on account of such consolidation, merger, sale or conveyance. Upon or with respect to the securities subject to the conversion or purchase right immediately prior to such consolidation, merger, sale or conveyance, the foregoing provision shall similarly apply to successive transactions of a similar nature by any such successor or purchaser. Without limiting the generality of the foregoing, the antidilution provisions of this Debenture shall apply to such securities of such successor or purchaser after any such consolidation, merger, sale or conveyance.

           3.2.2 Reclassification, etc. If the Borrower at any time shall, by subdivision, combination or reclassification of securities or otherwise, change any of the securities then purchasable upon the exercise of the conversion or purchase right contained in this Debenture into the same or a different number of securities of any class or classes, then this Debenture shall thereafter evidence the right to purchase such number and kind of securities as would have been issuable as the result of such change with respect to the securities which were subject to the conversion or purchase right immediately prior to such subdivision, combination, reclassification or other change. If shares of Common Stock are subdivided or combined into a greater or smaller number of shares of Common Stock, then the Conversion Price shall be proportionately reduced in case of subdivision of shares or proportionately increased in the case of combination of shares, both cases by the ratio which the total number of shares of Common Stock to be outstanding immediately after such event bears to the total number of shares of Common Stock outstanding immediately prior to such event.

           3.2.3 Share Issuance. If the Borrower at any time shall issue and sell or otherwise distribute any shares of Common stock (otherwise than as provided in Section 3.2.2 above or pursuant to the grant of an option under the Company's 1995 Stock Option Plan, or pursuant to options or warrants outstanding on the date of this Debenture) at a price per share less than the Conversion Price in effect at the time of such issue, or without consideration, then, and thereafter successively upon each such issue, the Conversion Price shall be adjusted as follows: the number of shares of Common Stock outstanding immediately prior to such issue shall be multiplied by the Conversion Price in effect at the time of such issue and there shall be added to the product so obtained the aggregate consideration, if any, received by the Borrower upon such issue of additional shares of Common Stock. The sum so obtained shall be divided by the number of shares of Common Stock outstanding immediately after such issue, and the resulting quotient shall be the adjusted Conversion Price. Adjusted Conversion Prices shall in all cases be computed to the nearest even cent. The number of shares of Common Stock purchasable upon exercise of this Debenture shall be adjusted as follows: the number of shares originally specified herein shall be multiplied by the Conversion Price originally specified herein, and the resulting product shall be divided by the adjusted Conversion Price determined as provided above in this
Section 3.2.3. The resulting quotient shall be the adjusted number of shares purchasable hereunder and shall be computed to the nearest 1/100th of one share. For the purposes of this
Section 3.2.3, the following provisions shall be applicable:

                (a) In the case of the issuance of additional shares of Common Stock for cash, the consideration received by the Borrower therefor shall be deemed to be the cash proceeds received by the Borrower for such shares before deducting any commissions or other expenses paid or incurred by the Borrower for any underwriting of, or otherwise in connection with, the issuance of such shares.

                (b) In case of the issuance (otherwise than upon conversion or exchange of obligations or shares of stock of the Borrower) of additional shares of Common Stock for a consideration other than cash or a consideration a part of which shall be other than cash received by the Borrower for such shares, the amount received by the Borrower shall be deemed to be the value of such consideration as determined reasonably and in good faith by the Board of Directors of the Borrower.

               (c)  In case of the issuance by the Borrower after
the date hereof of (i) any Security that is convertible into shares of Common Stock of the Borrower, (ii) any rights or options to purchase Common Stock of the Borrower, the Borrower shall be deemed to have issued the maximum number of shares of Common Stock into which such convertible security may be converted, and the maximum number of shares of Common Stock deliverable on the exercise of such rights options, for the consideration received by the Borrower for such convertible security or for such rights or options (plus the amount of any underwriting discount), as the case may be, and before deducting therefrom any expenses or commissions incurred or paid by the Borrower for any underwriting of, or otherwise in connection with, the issuance of such convertible security or rights or options, plus (i) any consideration or adjustment payment to be received by the Borrower in connection with such conversion and
(ii) the minimum consideration to be received by the Borrower for the Common Stock issuable upon the exercise of such rights options. No further adjustment of the Conversion Price shall be made as a result of the actual issuance of the shares of Common Stock of the Borrower upon conversion of any convertible security exercise of any rights or options referred in this clause (c) except that on the exercise of the right to convert such convertible security or exercise of said right or option, or on termination or expiration of such rights, options or conversion rights, the Conversion Price hereunder will be readjusted to such as would have been obtained had the adjustment made upon the issuance of such convertible security or upon the issuance of such rights or options been made on the basis of (i) the number of shares of Common Stock actually issued on the conversion of such convertible security or on the exercise of such rights options, and (ii) the consideration actually received by the Borrower upon such conversion or exercise; provided that no such readjustment shall affect conversions or purchases previously made pursuant to this Article Three.

                (d) For the purposes hereof, any additional shares of Common Stock issued as a stock dividend shall be deemed to have been issued for no consideration.

                (e) The number of shares of Common Stock at any time outstanding shall exclude all shares then owned or held by or for the account of the Borrower.

                (f) Shares reserved as of the date hereof for issue upon the exercise of outstanding stock options, warrants and rights to the extent disclosed in Section 4.9 shall be deemed to be issued at a price per share equal to the Conversion Price or adjusted Conversion Price in effect at the date of issue.

      3.3 Cash Distributions. No adjustment on account of cash dividends or interest on Common Stock or other securities purchasable hereunder will be made to the Conversion Price.

      3.4 Fractional Shares. No fractional shares of Common Stock will be issued in connection with any conversion or purchase hereunder. In lieu of such fractional shares, Borrower shall make a cash payment therefor upon the basis of the Conversion Price then in effect.

     3.5 Authorized Shares. Borrower covenants that, during the period the conversion or purchase right exists, Borrower will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the conversion of this Debenture. Borrower agrees that its issuance of this Debenture shall constitute full authority to its officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of this Debenture or purchase of shares pursuant hereto.

     3.6 Purchase Right. Notwithstanding any partial payment of the Principal of this Debenture, the conversion right or right to purchase securities as set forth in this Article Three shall continue with respect to such unpaid Principal, adjusted as provided in this Article Three, until payment in full of this Debenture.


                          ARTICLE FOUR
                 REPRESENTATIONS AND WARRANTIES

       Borrower   represents   and   warrants   to   Holder   the
Representations   and   Warranties  set   forth   in   the   Debt
Restructuring Agreement.


                          ARTICLE FIVE
                     BORROWER'S AFFIRMATIVE
                            COVENANTS

      Borrower agrees that, until this Debenture is paid in full, Borrower (and each Subsidiary of Borrower unless the context otherwise requires) will:

     5.1 Maintain Corporate Rights and Facilities. Maintain and preserve its corporate existence and all rights, franchises and other authority adequate for the conduct of its business; maintain its properties, equipment and facilities in good order and repair and conduct its business in an orderly manner without voluntary interruption.

       5.2 Maintain Insurance. Maintain public liability, property damage and workmen's compensation insurance and insurance on all its insurable property against fire and other hazards with responsible insurance carriers to the extent usually maintained by companies in the same business.

      5.3 Pay Taxes and Other Liabilities. Pay and discharge, before the same become delinquent and before penalties accrue thereon, all taxes, assessments and governmental charges upon or against it or any of its properties, and all its other material liabilities at any time existing, except to the extent and so long as: (i) the same are being contested in good faith and by appropriate proceedings in such manner as not to cause any materially adverse effect upon its financial condition or the loss of any right of redemption from any sale thereunder; and
(ii) it shall have set aside on its books reserves (segregated to the extent required by sound accounting practice) deemed by it adequate with respect thereto; and pay all governmental charges or taxes at any time payable or ruled to be payable in respect of any existing or hereafter enacted federal or state statute.

      5.4 Records and Reports. Maintain a standard system of accounting in accordance with generally accepted accounting principles and on a consistent basis; and permit representatives of Holder, as long as it holds this Debenture, or any securities acquired upon conversion of this Debenture, to have access to and to examine its properties, books and records at all reasonable times; furnish Holder, as long as it holds this Debenture or any securities acquired upon conversion of this Debenture:

           (a) as soon as available, and in any event within forty-five (45) days after the close of each quarter, a consolidated balance sheet of Borrower and subsidiaries as of the end of such quarter and a consolidated profit and loss statement for the portion of Borrower's fiscal year ending with the last day of such quarter, all in reasonable detail, prepared and certified by an authorized financial officer of Borrower as fairly presenting the financial condition as of the balance sheet date and results of operations for the period then ended in accordance with generally accepted accounting principles on a basis consistently applied;

           (b) as soon as available, and in any event within ninety (90) days after the close of each fiscal year of Borrower, a certificate in a form satisfactory to Holder of the chief executive officer of Borrower, stating that Borrower has performed and observed each and every covenant contained in this Debenture to be performed by it and that no event has occurred and no condition then exists which constitutes an Event of Default hereunder or would constitute such an Event of Default upon the lapse of time or upon the giving of notice and the lapse of time specified herein; or, if any such event has occurred or any such condition exists, specifying the nature thereof;

           (c) promptly after the receipt thereof by Borrower, copies of any detailed audit reports submitted to Borrower by independent accountants in connection with each annual or interim audit of the accounts of Borrower made by such accountants;

           (d) promptly after the same are available, copies of proxy statements, financial statements and reports as Borrower shall send to its stockholders, and copies of all reports which Borrower may file with the Securities and Exchange Commission or any governmental authority at any time substituted thereof;

           (e) such information concerning Borrower as may be reasonably requested by Holder for the purpose of enabling Holder to file such forms and reports as Holder may be required to file with regulatory agencies or governmental authorities; and

           (f) such other information relating to the affairs of Borrower as Holder reasonably may request from time to time.

     5.5  Notice of Litigation and Disputes.  Promptly notify the
Holder  of  any  suits  or  litigation  instituted  against   the
Borrower, or disputes that have a high probability of resulting in a suit of material significance against the Borrower.

      5.6 Notice of Default. Promptly notify the Holder in writing of the occurrence of any Event of Default hereunder or of any event which would become an Event of Default hereunder upon the lapse of time specified in this Debenture.

      5.7 Conduct of Business. Conduct the business of Borrower in accordance with all applicable provisions of Federal, State and Local Law, including but not limited to ERISA.

      5.8 Election of Directors. Holder shall be entitled to designate two (2) members to Borrower's Board of Directors, which members Holder may remove or replace at its discretion. Borrower's Board of Directors shall act promptly to appoint, remove, or replace Holder's designees and, with respect to Borrower's annual meeting of shareholders, shall include Holder's designees as nominees for director in any proxy statement.

      5.9 Directors' Meetings. Hold meetings of the Board of Directors of the Borrower no less frequently than once each quarter; give Holder not less than three (3) days prior notice of the time and place of each such meeting and permit one representative of the Holder of the Debenture to attend the same.

      5.10 Registration Rights; Required Filings. Perform all of its obligations under Article 7 of the Debt Restructuring
Agreement.


                           ARTICLE SIX
                  BORROWER'S NEGATIVE COVENANTS

      Borrower agrees that, until this Debenture is repaid, Borrower (and each subsidiary of Borrower unless the contest otherwise requires) will not, without the prior consent of Holder, which consent shall not be unreasonably withheld:

      6.1 Changes in Type of Business. Make any substantial change in the character of its business.

      6.2 Outside Indebtedness. Create, incur, assume or permit to exist any material indebtedness for borrowed moneys other than indebtedness evidenced by the Debenture, indebtedness to Banks, and indebtedness secured by security interests in Borrower's equipment for the purchase of such equipment in an amount not in excess of $20,000 for each individual item and $50,000 in the aggregate incurred within any twelve month period.

      6.3 Liens and Encumbrances. Create, incur or assume any material mortgage, pledge, encumbrance, lien or charge of any kind (including the charge upon the property at any time purchased or acquired under conditional sale or other title retention agreement) upon any property or other asset now owned or hereafter acquired by it, other than liens for current taxes not delinquent and security interests and liens securing indebtedness permitted under Section 6.2.

      6.4 Loans, Investments, Secondary Liabilities. Make any loans or advances to any person or other entity other than in the ordinary and normal course of its business as now conducted, or make any investment in the securities of any person or other entity other than the United States Government; or guarantee or otherwise become liable upon the obligation of any person or other entity, except by endorsement of negotiable instruments for deposit or collection in the ordinary and normal course of its business, and except for guarantees and similar liabilities by Borrower on behalf of any subsidiary of Borrower or by any subsidiary on behalf of Borrower or any other subsidiary of Borrower, provided such guarantees are brought to Holder's attention when granted, and such guarantees are for indebtedness which is consolidated and included in determination of compliance with Sections 5.4 and 6.2.

       6.5 Acquisition or Sale of Business; Merger or Consolidation. Purchase or otherwise acquire the assets or business of any person or other entity; or liquidate, dissolve, merge or consolidate, or commence any proceedings therefor; or sell any assets except in the ordinary and normal course of its business as now conducted; or sell, lease, assign or transfer any substantial part of its business or fixed assets, or any property or other assets necessary for the continuance of its business as now conducted, including without limitation the selling of any property or other asset accompanied by the leasing back of the same.

     6.6 Issuance of Shares, Dividends, Stock Payments. Declare or pay any dividend or make or authorize any other distribution on its capital stock now outstanding or hereafter issued; or purchase or otherwise acquire or redeem or retire any of such stock; or issue or authorize the issuance of any such stock of any kind or class except as required to meet Borrower's obligations under the Debenture and under the plans and agreements for which shares are reserved as set forth in Section 4.9; or reclassify or subdivide, or authorize the reclassification or subdividing of, any such stock.

     6.7  By-Laws. Amend its corporate Bylaws.


                          ARTICLE SEVEN
                        EVENTS OF DEFAULT

      The occurrence of any of the following events of default shall, at the option of the Holder hereof, make all sums of Principal and interest then remaining unpaid hereon and all other amounts payable hereunder immediately due and payable, all without demand, presentment, or notice, all of which hereby are expressly waived:

      7.1 Failure to Pay Principal or Interest. Failure of Borrower to pay any installment of Principal or interest hereon when due and continuance thereof for a period of ten (10) business days after written notice to Borrower from Holder.

      7.2 Breach of Covenant. The breach of any other covenant or other term or condition of this Debenture or the Debt Restructuring Agreement and continuance thereof for a period of thirty (30) days after written notice to Borrower from Holder.

      7.3   Breach  of  Representations and  Warranties.  Any  of
Borrower's representations or warranties made herein or in the Debt Restructuring Agreement shall be false, inaccurate, or misleading in any material respect.

     7.4 Insolvency; Receiver or Trustee. Borrower shall become insolvent or admit in writing its inability to pay its debts as they mature; or make an assignment for the benefit of creditors; or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business; or such a receiver or trustee otherwise shall be appointed.

      7.5 Judgments. Any material money judgment, writ, or similar process shall be entered or filed against Borrower, any of the Subsidiaries, or any of its property or other assets and shall remain unvacated, unbonded or unstayed for a period of thirty (30) days after it is entered or filed or in any event later than three days prior to the date of any proposed sale thereunder.

      7.6 Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings or relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against Borrower or any of the Subsidiaries and which shall not have been dismissed within ninety (90) days after instituted.

      7.7 Attachments. If any material writ of attachment shall be levied against any property or other assets of Borrower or any of the Subsidiaries and Borrower or the respective Subsidiary shall not post a bond for the release of such attachment within thirty (30) days after levy.

      7.8 Default on Other Agreements. Failure of Borrower or any Subsidiary to pay when due any other material obligation for money borrowed or dividend or redemption payments on any of its Preferred Stock or to allow any default under any other material agreement or obligation, which failure or default is not cured within the applicable cure period, if any, to cure such failure or default.

                          ARTICLE EIGHT
                     SECURITY FOR DEBENTURE

      This  Debenture  is  secured by that  certain  Stock  Trust
Agreement by and between Borrower and Holder dated February 23, 1996, as amended.

                          ARTICLE NINE
                    REGISTRATION OF TRANSFER

      9 .1 Register. The Borrower shall maintain a register for the recordation of transfers of this Debenture, which shall be transferable in whole or in part. Upon presentation by the Holder and surrender of this Debenture, the Borrower shall register such transfer and issue a new Debenture or Debentures of like aggregate Principal amount and bearing the same date.

      9.2 Lost of Destroyed Debentures. Upon receipt by the Borrower at its principal office of evidence satisfactory to the Borrower of the loss, theft, destruction, or mutilation of this Debenture, and in the case of any such loss, theft, or destruction, upon delivery of indemnity satisfactory to the Borrower or, in case of any such mutilation, upon surrender and cancellation of this Debenture, the Borrower will issue a new Debenture of like tenor in lieu of this Debenture with a notification thereon of the date from which interest has accrued. The Holder will pay Borrower's cost to replace such Debenture.


                           ARTICLE TEN
                          MISCELLANEOUS

     10.1 Survival of Warranties. All agreements, representations and warranties made herein shall survive the execution and delivery hereof.

      10.2 Failure or Indulgence Not Waiver. No failure or delay on the part of Holder hereof in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

      10.3 Notices. All notices, requests, demands, and other communications under this Debenture shall be in writing and shall be deemed to have been duly given on the date of service. Notices may be served (i) personally on the party to whom notice is to be given, (ii) by first class mail, registered or certified, postage prepaid, or (iii) by overnight express courier (such as Federal Express), and properly addressed as follows:

     If to Holder:            Melvin Rosen
                         930 N. E. 176th Street
                         North Miami, Florida 33162

        With a copy to
        Holder's Attorney:         Broad & Cassel
                         Suite 3000 Miami Center
                         201 South Biscayne Blvd.
                         Miami, Florida 33131
                         Attention:  Dale Bergman, Esquire

      If  to  Borrower: Tel-Com Wireless Cable TV Corporation
                         501 N. Grandview Avenue, Suite 201
                         Daytona Beach, Florida 32118
                         Attention:  President

        With a copy to
        Borrower's attorney:  Grocock, Loftis & Abramson
                         126 East Jefferson Street
                         Orlando, Florida 32801
                         Attention:  J. Bennett Grocock

      10.4 Definition. The term "Debenture" or "this Debenture" and all reference thereto, as used throughout this instrument, shall mean this instrument as originally executed or if later amended or supplemented, then, as so amended or supplemented.

      10.5 Assignability. This Debenture shall be binding upon Borrower, its successors and assigns, and shall inure to the benefit of Holder, its successors and assigns.

      10.6 Litigation Expenses. In the event any litigation or arbitration arises out of or in connection with this Agreement, the prevailing party in such litigation or arbitration shall receive from the other party all of its court costs and legal expenses, including reasonable attorneys' fees, incurred in any such litigation or arbitration, including those associated with appellate, and post-judgment collection proceedings.

      10.7 Governing Law. This Debenture has been executed in and shall be governed by the laws of the State of Florida, without regard to Florida's choice of law provisions. Venue for any proceeding shall be in Dade County, Florida.

      10.8 Time of the Essence. Time is of the essence of this Debenture and each term and covenant set forth herein.

            [Signatures contained on following page]
     IN WITNESS WHEREOF, Borrower has caused this Debenture to be signed in its name by its duly authorized officer and its corporate seal to be affixed hereto.

Dated: May 19, 1997

                    TEL-COM WIRELESS CABLE TV CORPORATION


                    By:       /s/Fernand L. Duquette
                    Name:     Fernand L. Duquette
                    Title:    President



                            EXHIBIT 3

               THE SHARES ISSUABLE UPON EXERCISE OF THE
          WARRANT REPRESENTED BY THIS CERTIFICATE  HAVE
          NOT  BEEN REGISTERED UNDER THE SECURITIES ACT
          OF  1933,  AS  AMENDED (THE  "ACT"),  OR  ANY
          APPLICABLE STATE LAW.  SUCH SHARES MAY NOT BE
          OFFERED   FOR  SALE,  SOLD,  TRANSFERRED   OR
          PLEDGED  WITHOUT (1) REGISTRATION  UNDER  THE
          ACT  AND ANY APPLICABLE STATE LAW, OR (2)  AN
          OPINION  (REASONABLY  SATISFACTORY   TO   THE
          COMPANY) OF COUNSEL THAT REGISTRATION IS  NOT
          REQUIRED.

                 THE   TRANSFER  OF  THIS  WARRANT   IS
          RESTRICTED AS DESCRIBED HEREIN.


             TEL-COM WIRELESS CABLE TV CORPORATION,
                     a Florida corporation

            Warrant for the Purchase of Common Stock



No. _____                                          500,000 Shares

     THIS CERTIFIES that, for receipt in hand of $10.00 and other
value   Melvin Rosen   (the   "Holder"),   is entitled  to  subscribe  for
and purchase from Tel-Com Wireless Cable TV Corporation, a Florida corporation (the "Company"), upon the terms and conditions set forth herein, at any time  or  from time  to time after the date hereof, and before 5:00 p.m. on  May 19,  2002,  Miami time (the
"Exercise Period"),  up  to  500,000 shares (the "Warrant Shares")
of the Company's common stock, par value $.001 per share ("Common Stock"), at a price of $5.00 per Warrant Share (the "Per Share
Exercise  Price" and the Per Share Exercise Price  multiplied  by the  number  of  Warrant Shares for which this Warrant  is  being executed  is  hereinafter referred to as the  "Exercise  Price").
This Warrant is the warrant or one of the warrants (collectively, including any warrants issued upon the exercise or transfer of any  such  warrants  in whole or in part, the "Warrants")  issued pursuant to the Debt Restructuring Agreement dated as of May  19,
1997 between the Company and Melvin Rosen (the "Agreement").   As
used  herein, the term "this Warrant" shall mean and include this
Warrant and any Warrant or Warrants hereafter issued as a consequence of the exercise or transfer of this Warrant in whole or  in part, and the term "the Holder" shall mean and include any
transferee   to  whom  this  Warrant  has  been  transferred   in
accordance with the provisions hereof.

     1.   Exercise of Warrant.

           (a) Exercise by Payment of Exercise Price. This Warrant may be exercised during the Exercise Period, as to the whole or any lesser number of whole Warrant Shares, by the surrender of this Warrant (with the election at the end hereof duly executed) to the Company at its principal office, or at such other place as is designated in writing by the Company, together with a certified or bank cashier's check payable to the order of the Company in an amount equal to the Exercise Price (subject to adjustment as provided herein).

             (b) Cashless Exercise; Appreciation Right. Notwithstanding anything to the contrary contained herein, at the option of the Holder, the Exercise Price may be paid by the cancellation of any indebtedness owed by the Company and/or any subsidiaries of the Company to the Holder, or the Holder may, in lieu of exercising this Warrant as provided hereinabove, convert this Warrant, in whole or in part, into a number of shares of Common Stock of the Company determined by dividing (A) the aggregate Current Market Price, at such time, of the shares of Common Stock otherwise issuable upon the exercise of this Warrant minus the Exercise Price of such shares by (B) the then Current Market Price of one such share. Additionally, in lieu of exercising this Warrant as provided hereinabove, the Holder may from time to time at the Holder's option require the Company to purchase this Warrant or any portion hereof, for cash, at a price equal to the then aggregate Current Market Price of the Common Stock issuable upon exercise of this Warrant less the Exercise Price. Upon the Holder's election of this alternative, the Company shall promptly pay to the Holder such amount in the form of cash or cashier's check.

     2. Certificates for Warrant Shares. Upon each exercise of the Holder's rights to purchase Warrant Shares, the Holder shall be deemed to be the holder of record of the Warrant Shares issuable upon such exercise, notwithstanding that the transfer books of the Company shall then be closed or certificates representing such Warrant Shares shall not then have been actually delivered to the Holder. As soon as practicable after each such exercise of this Warrant, the Company shall issue and deliver to the Holder a certificate or certificates for the
Warrant Shares issuable upon such exercise, registered in the name of the Holder or its designee. If this Warrant should be exercised in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the right of the Holder to purchase the balance of the Warrant Shares (or portions thereof) subject to purchase hereunder.

      3. Record of Warrants. Any Warrants issued upon the transfer or exercise in part of this Warrant shall be numbered and shall be registered in a Warrant Register as they are issued. The Company shall be entitled to treat the registered holder of any Warrant on the Warrant Register as the owner in fact thereof for all purposes and shall not be bound to recognize any equitable or other claim to or interest in such Warrant on the part of any other person, and shall not be liable for any registration or transfer of Warrants which are registered or to be registered in the name of a fiduciary or the nominee of a fiduciary unless made with the actual knowledge that a fiduciary or nominee is committing a breach of trust in requesting such registration or transfer, or with the knowledge of such facts that its participation therein amounts to bad faith. This Warrant shall be transferable only on the books of the Company upon delivery thereof duly endorsed by the Holder or by his duly authorized attorney or representative, or accompanied by proper evidence of succession, assignment, or authority to transfer. In all cases of transfer by an attorney, executor, administrator, guardian, or other legal representative, duly authenticated evidence of his or its authority shall be produced. Upon any registration of transfer, the Company shall deliver a new Warrant or Warrants to the person entitled thereto. This Warrant may be exchanged, at the option of the Holder thereof, for another Warrant, or other Warrants of different denominations, of like tenor and representing in the aggregate the right to purchase a like number of Warrant Shares (or portions thereof), upon
surrender   to   the  Company  or  its  duly  authorized   agent.
Notwithstanding  the  foregoing,  the  Company  shall   have   no
obligation to cause Warrants to be transferred on its books to any person if, in the opinion of counsel to the Company, such transfer does not comply with the provisions of the Securities
Act   of  1933,  as  amended  (the  "Act"),  and  the  rules  and regulations thereunder.

      4. Reservation of Common Stock. The Company shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of providing for the exercise of the Warrants, such number of shares of Common Stock as shall, from time to time, be sufficient therefor. The Company covenants that all shares of Common Stock issuable upon exercise of this Warrant, upon receipt by the Company of the full payment therefor, shall be validly issued, fully paid, nonassessable, and free of preemptive rights.

     5.   Adjustment of Per Share Exercise Price.

           (a) Subject to the provisions of this Section 5, the Per Share Exercise Price in effect from time to time shall be subject to adjustment, as follows:

               (i)   In case the Company shall at any time  after
the date hereof (A) declare a dividend on the outstanding Common Stock payable in shares of its capital stock, (B) subdivide the outstanding Common Stock, (C) combine the outstanding Common Stock into a smaller number of shares, or (D) issue any shares of its capital stock by reclassification of the Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), then, in each case, the Per Share Exercise Price, and the number of shares of Common Stock issuable upon exercise of the Warrants in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination, or reclassification, shall be proportionately adjusted so that the holders of the Warrants after such time shall be entitled to receive the aggregate number and kind of shares which, if such Warrants had been exercised immediately prior to such time, such holders would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification, at such aggregate price as the holders of such Warrants would have paid for such exercise immediately prior to such time. Such adjustment shall be made successively whenever any event listed above shall occur.

              (ii) In case the Company shall issue or fix a record date for the issuance to all holders of Common Stock of rights, options, or warrants to subscribe for or purchase Common Stock (or securities convertible into or exchangeable for Common Stock) at a price per share (or having a conversion or exchange price per share, if a security convertible into or exchangeable for Common Stock) less than the Current Market Price per share of Common Stock (as determined pursuant to Section 5(b) hereof) on such record date, then, in each case, the Per Share Exercise
Price shall be adjusted by multiplying the Per Share Exercise Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding on such record date plus the number of shares of Common Stock which the aggregate offering price of the total number of shares of Common Stock so to be offered (or the aggregate initial conversion or exchange price of the convertible or exchangeable securities so to be offered) would purchase at such Current Market Price and the denominator of which shall be the number of shares of Common Stock outstanding on such record date plus the number of additional shares of Common Stock to be offered for subscription or purchase (or into which the convertible or exchangeable securities so to be offered are initially convertible or exchangeable). Such adjustment shall become effective at the close of business on such record date; provided, however, that, to the extent the shares of Common Stock (or securities convertible into or exchangeable for shares of Common Stock) are not delivered, the Per Share Exercise Price shall be readjusted after the expiration of such rights, options, or warrants (but only with respect to Warrants exercised after such expiration), to the Per Share Exercise Price which would then be in effect had the adjustments made upon the issuance of such rights, options, or warrants been made upon the basis of delivery of only the number of shares of Common Stock (or securities convertible into or exchangeable for shares of Common Stock) actually issued. In case any subscription price may be paid in a consideration part or all of which shall be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors of the Company, whose determination shall be conclusive absent manifest error. Shares of Common Stock owned by or held for the account of the Company or any majority-owned subsidiary shall not be deemed outstanding for the purpose of any such computation.

             (iii)   In case the Company shall distribute to  all
holders of Common Stock (including any such distribution made to the shareholders of the Company in connection with a consolidation or merger in which the Company is the continuing corporation) evidences of its indebtedness, cash (other than any cash dividend which, together with any cash dividends paid within the 12 months prior to the record date for such distribution, does not exceed 5% of the Current Market Price at the record date for such distribution) or assets (other than distributions and dividends payable in shares of Common Stock), or rights, options or warrants to subscribe for or purchase Common Stock, or securities convertible into or exchangeable for shares of Common Stock (excluding those with respect to the issuance of which an adjustment of the Per Share Exercise Price is provided pursuant to Section 5(a)(ii) hereof), then, in each case, the Per Share
Exercise Price shall be adjusted by multiplying the Per Share Exercise Price in effect immediately prior to the record date for the determination of shareholders entitled to receive such distribution by a fraction, the numerator of which shall be the Current Market Price per share of Common Stock on such record date, less the fair market value (as determined in good faith by the Board of Directors of the Company, whose determination shall be conclusive absent manifest error) of the portion of the evidences of indebtedness or assets so to be distributed, or of such rights, options, or warrants or convertible or exchangeable securities, or the amount of such cash, applicable to one share, and the denominator of which shall be such Current Market Price per share of Common Stock. Such adjustment shall become effective at the close of business on such record date.

              (iv)   In  case the Company shall issue  shares  of
Common Stock or rights, options, or warrants to subscribe for or purchase Common Stock, or securities convertible into or exchangeable for Common Stock (excluding shares, rights, options, warrants, or convertible or exchangeable securities issued or issuable (A) in any of the transactions with respect to which an adjustment of the Per Share Exercise Price is provided pursuant to Sections 5(a)(i), 5(a)(ii) or 5(a)(iii) above, (B) upon exercise of the Warrants, at a price per share (determined, in the case of such rights, options, warrants, or convertible or exchangeable securities, by dividing (x) the total amount received or receivable by the Company in consideration of the sale and issuance of such rights, options, warrants, or convertible or exchangeable securities, plus the minimum aggregate consideration payable to the Company upon exercise, conversion, or exchange thereof, by (y) the maximum number of shares covered by such rights, options, warrants, or convertible or exchangeable securities) lower than the Current Market Price per share of Common Stock in effect immediately prior to such issuance or, in the case of the issuance of additional shares of Common Stock in a private placement at less than 90% of the Current Market Price of the Common Stock in effect immediately prior to such issuance, then the Per Share Exercise Price shall be reduced on the date of such issuance to a price (calculated to the nearest cent) determined by multiplying the Per Share Exercise Price in effect immediately prior to such issuance by a fraction, (a) the numerator of which shall be an amount equal to the sum of (A) the number of shares of Common Stock outstanding immediately prior to such issuance plus (B) the quotient obtained by dividing the aggregate consideration received by the Company upon such issuance by such Current Market Price, and (b) the denominator of which shall be the total number of shares of Common Stock outstanding immediately after such issuance. For the purposes of such adjustments, the maximum number of shares which the holders of any such rights, options, warrants, or convertible or exchangeable securities shall be entitled to initially subscribe for or purchase or convert or exchange such securities into shall be deemed to be issued and outstanding as of the date of such issuance, and the consideration received by the Company for such rights, options, warrants, or convertible or exchangeable securities, plus the minimum aggregate consideration or premiums stated in such rights, options, warrants or convertible or exchangeable securities to be paid for the shares covered thereby. No further adjustment of the Per Share Exercise Price shall be made as a result of the actual issuance of shares of Common Stock on exercise of such rights, options, or warrants or on conversion or exchange of such convertible or exchangeable securities. On the expiration or the termination of such rights, options, or warrants, or the termination of such rights to convert or exchange, the Per Share Exercise Price shall be readjusted (but only with respect to Warrants exercised after such expiration or termination) to such Per Share Exercise Price as would have been obtained had the adjustments made upon the issuance of such rights, options, warrants, or convertible or exchangeable securities been made upon the basis of the delivery of only the number of shares of Common Stock actually delivered upon the exercise of such rights, options, or warrants or upon the conversion or exchange of any such securities; and on any change of the number of shares of Common Stock deliverable upon the exercise of any such rights, options or warrants or conversion or exchange of such convertible or exchangeable securities or any change in the consideration to be received by the Company upon such exercise, conversion, or exchange, including, but not limited to, a change resulting from the antidilution provisions thereof, the Per Share Exercise Price, as then in effect, shall forthwith be readjusted (but only with respect to warrants exercised after such change) to such Per Share Exercise Price as would have been obtained had an adjustment been made upon the issuance of such rights, options, or warrants not exercised prior to such change, on the basis of such change. In case the Company shall issue shares of Common Stock or any such rights, options, warrants, or convertible or exchangeable securities for a consideration consisting, in whole or in part, of property other than cash or its equivalent, then the "price per share" and the "consideration received by the Company" for purposes of the first sentence of this Sec tion 3(a)(iv) shall be as determined in good faith by the Board of Directors of the Company, whose determination shall be conclusive absent manifest error. Shares of Common Stock owned by or held for the account of the Company or any majority-owned subsidiary shall not be deemed outstanding for the purpose of any such computation.

          (b) For the purpose of any computation under this Sec tion 5, the Current Market Price per share of Common Stock on any date shall be deemed to be the average of the daily closing prices for the 30 consecutive trading days immediately preceding the date in question. The closing price for each day shall be the last reported sales price regular way or, in case no such reported sale takes place on such day, the closing bid price regular way, in either case on the principal national securities exchange (including, for purposes hereof, the Nasdaq National Market System) on which the Common Stock is listed or admitted to trading or, if the Common Stock is not listed or admitted to trading on any national securities exchange, the highest reported bid price for the Common Stock as furnished by the National
Association of Securities Dealers, Inc. through Nasdaq or a similar organization if Nasdaq is no longer reporting such information. If on any such date the Common Stock is not listed or admitted to trading on any national securities exchange and is not quoted by Nasdaq or any similar organization, the fair value of a share of Common Stock on such date as determined in good faith by the Board of Directors of the Company, whose determination shall be conclusive absent manifest error, shall be used.

         (c) No adjustment in the Per Share Exercise Price shall be required if such adjustment is less than $.05; provided, however, that any adjustments which by reason of this Section 5 are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 5 shall be made to the nearest cent or to the nearest one thousandth of a share, as the case may be.

          (d) In any case in which this Section 5 shall require that an adjustment in the Per Share Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer, until the occurrence of such event, issuing to the Holder of the Warrant, if any Holder has exercised a Warrant after such record date, the shares of Common Stock, if any, issuable upon such exercise over and above the shares of Common Stock, if any, issuable upon such exercise on the basis of the Per Share Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such exercising Holder a due bill or other appropriate instrument evidencing such Holder's right to receive such additional shares upon the occurrence of the event requiring such adjustment.

          (e) Upon each adjustment of the Per Share Exercise Price as a result of the calculations made in Sections 5(a)(ii), 5(a)(iii) or 5(a)(iv) hereof, the Warrant shall thereafter evidence the right to purchase, at the adjusted Per Share Exercise Price, that number of shares (calculated to the nearest thousandth) obtained by dividing (A) the product obtained by multiplying the number of shares purchasable upon exercise of the Warrant prior to adjustment of the number of shares by the Per
Share Exercise Price in effect prior to adjustment of the Per Share Exercise Price by (B) the Per Share Exercise Price in effect after such adjustment of the Per Share Exercise Price.

          (f) In case of any capital reorganization, other than in the cases referred to in Section 5(a) hereof, or the consoli dation or merger of the Company with or into another corporation (other than a merger or consolidation in which the Company is the continuing corporation and which does not result in any reclassification of the outstanding shares of Common Stock or the conversion of such outstanding shares of Common Stock into shares of other stock or other securities or property), or the sale of the property of the Company as an entirety or substantially as an entirety (collectively such actions being hereinafter referred to as "Reorganizations"), there shall thereafter be deliverable upon exercise of any Warrant (in lieu of the number of shares of
Common Stock theretofore deliverable) the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock which would otherwise have been deliverable upon the exercise of such Warrant would have been entitled upon such Reorganization if such Warrant had been exercised in full immediately prior to such Reorganization. In case of any Reorganization, appropriate adjustment, as determined in good faith by the Board of Directors of the Company, shall be made in the application of the provisions herein set forth with respect to the rights and interests of Warrant holders so that the provisions set forth herein shall thereafter be applicable, as nearly as possible, in relation to any shares or other property thereafter deliverable upon exercise of Warrants. Any such adjustment shall be made by and set forth in a supplemental agreement between the Company, or any successor thereto, and American Stock Transfer & Trust Company, and shall for all purposes hereof conclusively be deemed to be an appropriate adjustment. The Company shall not effect any such Reorganization, unless upon or prior to the consummation thereof the successor corporation, or if the Company shall be the surviving corporation in any such Reorganization and is not the issuer of the shares of stock or other securities or property to be delivered to holders of shares of the Common Stock outstanding at the effective time thereof, then such issuer, shall assume by written instrument the obligation to deliver to the registered holder of the Warrants such shares of stock, securities, cash or other property as such holder shall be entitled to purchase in accordance with the foregoing provisions. In the event of sale or conveyance or other transfer of all or substantially all of the assets of the Company as a part of a plan for liquidation of the Company, all rights to exercise any Warrant shall terminate 30 days after the Company gives written notice to each registered holder of an Warrant Certificate that such sale or conveyance of other transfer has been consummated.

          (g) In case of any reclassification or change of the shares of Common Stock issuable upon exercise of the Warrants (other than a change in par value or from no par value to a specified par value, or as a result of a subdivision or combination, but including any change in the shares into two or more classes or series of shares), the holders of the Warrants shall have the right thereafter to receive upon exercise of the Warrants solely the kind and amount of shares of stock and other securities, property, cash, or any combination thereof receivable upon such reclassification or change by a holder of the number of shares of Common Stock for which the Warrants might have been exercised immediately prior to such reclassification or change. Thereafter, appropriate provision shall be as nearly equivalent as practicable to the adjustments in Section 5. The above provisions of this Section 5(g) shall similarly apply to successive  reclassifications and changes  of  shares  of  Common
Stock.

          (h) Whenever the Per Share Exercise Price is adjusted as provided in this Section 5, the Company will promptly make available to the Holders of the Warrant Certificates, at their addresses listed on the register maintained for the purpose by the Company, a certificate of the Company's Chief Financial Officer setting forth such calculation.

          (i)   Whenever any adjustment is made pursuant to  this
Section 5, the Company shall cause notice of such adjustment to be mailed to each registered holder of a Warrant Certificate within 15 Business Days (as hereinafter defined) thereafter, such notice to include in reasonable detail (i) the events precipitating the adjustment, (ii) the computation of any adjustments, and (iii) the Per Share Exercise Price, the number of shares or the securities or other property purchasable upon exercise of each Warrant after giving effect to such adjustment. For purposes hereof, "Business Day" shall mean any day other than a Saturday, a Sunday, or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

          (j)   Irrespective of any adjustments pursuant to  this
Section 5, Warrant Certificates theretofore or thereafter issued need not be amended or replaced, but certificates thereafter issued shall bear an appropriate legend or other notice of any adjustments.

         (k) The Company shall not be required upon the exercise of any Warrant to issue fractional shares of Common Stock which may result from adjustments in accordance with this Section 5 to the Per Share Exercise Price or number of shares of Common Stock purchasable under each Warrant. If more than one Warrant is exercised at one time by the same registered holder, the number of full shares of Common Stock which shall be deliverable shall be computed based on the number of shares deliverable in exchange for the aggregate number of Warrants exercised. With respect to any final fraction of a share called for upon the exercise of any Warrant or Warrants, the Company shall pay a cash adjustment in respect of such final fraction in an amount equal to the same fraction of the Current Market Price of a share of Common Stock calculated in accordance with Section 5(b).

    6.   Consolidation, Merger and Sale.

          (a) In case of any consolidation with or merger of the Company with or into another corporation (other than a merger or consolidation in which the Company is the surviving or continuing corporation), or in case of any sale, lease, or conveyance to another corporation of the property and assets of any nature of the Company as an entirety or substantially as an entirety, such successor, leasing, or purchasing corporation, as the case may be, shall (i) execute with the Holder an agreement providing that the Holder shall have the right thereafter to receive upon exercise of this Warrant solely the kind and amount of shares of stock and other securities, property, cash, or any combination thereof receivable upon such consolidation, merger, sale, lease, or conveyance by a holder of the number of shares of Common Stock for which this Warrant might have been exercised immediately prior to such consolidation, merger, sale, lease, or conveyance, and (ii) make effective provision in its certificate of incorporation or otherwise, if necessary, to effect such agreement. Such agreement shall provide for adjustments which shall be as nearly equivalent as practicable to the adjustments provided for in Section 5.

          (b) The above provision of this Section 6 shall similarly apply to successive consolidations, mergers, sales, leases, or conveyances.

    7. Notice of Events. In case at any time the Company shall propose:

          (a) to pay any dividend or make any distribution on shares of Common Stock in shares of Common Stock or make any other distribution (other than regularly scheduled cash dividends which are not in a greater amount per share than the most recent such cash dividend) to all holders of Common Stock; or

          (b) to issue any rights, warrants or other securities to all holders of Common Stock entitling them to purchase any additional shares of Common Stock or any other rights, warrants, or other securities; or

          (c) to effect any reclassification or change of outstanding shares of Common Stock, or any consolidation, merger, sale, lease, or conveyance of property, described in Section 6;
or

         (d) to effect any liquidation, dissolution, or winding-up of the Company; or

          (e) to take any other action which would cause an adjustment to the Per Share Exercise Price;

then, and in any one or more of such cases, the Company shall give written notice thereof, by registered mail, postage prepaid, to the Holder at the Holder's address as it shall appear in the Warrant Register, mailed at least 15 days prior to (i) the date as of which the holders of record of shares of Common Stock to be entitled to receive any such dividend, distribution, rights, warrants, or other securities are to be determined, (ii) the date on which any such reclassification, change of outstanding shares of Common Stock, consolidation, merger, sale, lease, conveyance of property, liquidation, dissolution, or winding-up is expected to become effective, and the date as of which it is expected that holders of record of shares of Common Stock shall be entitled to exchange their shares for securities or other property, if any, deliverable upon such reclassification, change of outstanding shares, consolidation, merger, sale, lease, conveyance of property, liquidation, dissolution, or winding-up, or (iii) the date of such action which would require an adjustment to the Per Share Exercise Price pursuant to Section 5 hereof.

     8. Expenses of Issuance. The issuance of any shares or other securities upon the exercise of this Warrant, and the delivery of certificates or other instruments representing such shares or other securities, shall be made without charge to the Holder for any tax or other charge in respect of such issuance. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of any certificate in a name other than that of the Holder and the Company shall not be required to issue or deliver any such certificate unless and until the person or persons requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

     9.    Registration.  The Company shall register the  Warrant
Shares pursuant to Article 7 of the Debt Restructuring Agreement dated May 19, 1997 by and between the Company and Melvin Rosen, which is incorporated herein by this reference.

     10. Legend. Unless registered pursuant to the provisions incorporated by reference in Section 9 hereof, the Warrant Shares issued upon exercise of the Warrants shall be subject to a stop transfer order and the certificate or certificates evidencing such securities shall bear the following legend:

               THE   SECURITIES  REPRESENTED  BY   THIS
         CERTIFICATE  HAVE  NOT BEEN  REGISTERED  UNDER
         THE  SECURITIES ACT OF 1933, AS  AMENDED  (THE
         "ACT"),  OR  ANY APPLICABLE STATE  LAW.   THEY
         MAY   NOT   BE   OFFERED   FOR   SALE,   SOLD,
         TRANSFERRED      OR      PLEDGED       WITHOUT
         (1)   REGISTRATION  UNDER  THE  ACT  AND   ANY
         APPLICABLE  STATE  LAW,  OR  (2)  AN   OPINION
         (REASONABLY  SATISFACTORY TO THE  COMPANY)  OF
         COUNSEL THAT REGISTRATION IS NOT REQUIRED.

      11. Lost or Stolen Warrants. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction, or mutilation of any Warrant (and upon surrender of any Warrant if mutilated), and upon reimbursement of the Company's reasonable incidental expenses, the Company shall execute and deliver to the Holder thereof a new Warrant of like date, tenor, and denomination.

      12. Status of Holder. The Holder of any Warrant shall not have, solely on account of such status, any rights of a shareholder of the Company, either at law or in equity, or to any notice of meetings of shareholders or of any other proceedings of the Company, except as provided in this Warrant.

      13. Governing Law; Jurisdiction. This Warrant shall be construed in accordance with the laws of the State of Florida applicable to contracts made and performed within such State, without regard to principles of conflicts of law. The Company irrevocably consents to the jurisdiction of the courts of Dade County, Florida and of the federal courts located in the Southern District of Florida in connection with any action or proceeding arising out of or relating to this Warrant, any document or instrument delivered pursuant to, in connection with or simultaneously with this Warrant, or a breach of this Warrant or any such document or instrument.

Dated:  May 19, 1997


TEL-COM WIRELESS CABLE TV CORPORATION, a Florida corporation


/s/ Melvin Rosen
    Melvin Rosen
    President

                       FORM OF ASSIGNMENT


(To  be  executed by the registered holder if such holder desires to transfer the attached Warrant.)

     FOR VALUE RECEIVED,                            hereby sells,

assigns, and transfers unto                          a Warrant to

purchase                       shares  of  Common  Stock  of  the

Company,  par  value $.001 per share, together  with  all  right,

title,   and   interest  therein,  and  does  hereby  irrevocably

constitute and appoint                       attorney to transfer

such  Warrant  on the books of the Company, with  full  power  of substitution.


Dated:


                                                       Signature:





                             NOTICE


     The signature on the foregoing Assignment must correspond to the  name  as  written  upon the face of this  Warrant  in  every particular,  without  alteration or  enlargement  or  any  change whatsoever.


To:  Tel-Com Wireless Cable TV Corporation
     [insert mailing address]

                      ELECTION TO EXERCISE


      The  undersigned  hereby exercises his  or  its  rights  to
purchase                  Warrant Shares covered  by  the  within
Warrant in accordance with the terms thereof, and requests that certificates for such securities be issued in the name of, and delivered to:





            (Print Name, Address and Social Security
                 or Tax Identification Number)


and, if such number of Warrant Shares shall not be all the Warrant Shares covered by the within Warrant, that a new Warrant for the balance of the Warrant Shares covered by the within Warrant be registered in the name of, and delivered to, the undersigned at the address stated below.


Dated:                             Name:
                                       (Print)

Address:


                                            (Signature)


                            EXHIBIT 4

               THE SHARES ISSUABLE UPON EXERCISE OF THE
          WARRANT REPRESENTED BY THIS CERTIFICATE  HAVE
          NOT  BEEN REGISTERED UNDER THE SECURITIES ACT
          OF  1933,  AS  AMENDED (THE  "ACT"),  OR  ANY
          APPLICABLE STATE LAW.  SUCH SHARES MAY NOT BE
          OFFERED   FOR  SALE,  SOLD,  TRANSFERRED   OR
          PLEDGED  WITHOUT (1) REGISTRATION  UNDER  THE
          ACT  AND ANY APPLICABLE STATE LAW, OR (2)  AN
          OPINION  (REASONABLY  SATISFACTORY   TO   THE
          COMPANY) OF COUNSEL THAT REGISTRATION IS  NOT
          REQUIRED.

                 THE   TRANSFER  OF  THIS  WARRANT   IS
          RESTRICTED AS DESCRIBED HEREIN.


             TEL-COM WIRELESS CABLE TV CORPORATION,
                     a Florida corporation

            Warrant for the Purchase of Common Stock



No. _____                                          500,000 Shares

     THIS CERTIFIES that, for receipt in hand of $10.00 and other
value  Melvin Rosen (the   "Holder"), is entitled to subscribe for and
purchase from  Tel-Com  Wireless Cable TV Corporation, a Florida corporation (the "Company"), upon the terms and conditions set forth herein, at any time or from time to time after the date hereof, and before 5:00 p.m. on May 19, 2002, Miami time (the "Exercise Period"), up to 500,000 shares (the "Warrant Shares") of the Company's common stock, par value $.001 per share ("Common Stock"), at a price of $1.00 per Warrant Share (the "Per Share Exercise Price" and the Per Share Exercise Price multiplied by the number of Warrant Shares for which this Warrant  is  being executed  is  hereinafter referred to as the  "Exercise  Price"). This Warrant is the warrant or one of the warrants (collectively, including  any warrants issued upon the exercise or  transfer  of any  such  warrants  in whole or in part, the "Warrants") issued pursuant to the Debt Restructuring Agreement dated as of May 19, 1997 between the Company and Melvin
Rosen (the "Agreement").   As used  herein, the term "this Warrant"
shall mean and include this Warrant and any Warrant or Warrants hereafter issued as a consequence of the exercise or transfer of this Warrant in  whole or  in part, and the term "the Holder"
shall mean and include any transferee   to  whom  this  Warrant
has  been  transferred in accordance with the provisions hereof.

     1.   Exercise of Warrant.

           (a) Exercise by Payment of Exercise Price. This Warrant may be exercised during the Exercise Period, as to the whole or any lesser number of whole Warrant Shares, by the surrender of this Warrant (with the election at the end hereof duly executed) to the Company at its principal office, or at such other place as is designated in writing by the Company, together with a certified or bank cashier's check payable to the order of the Company in an amount equal to the Exercise Price (subject to adjustment as provided herein).

             (b) Cashless Exercise; Appreciation Right. Notwithstanding anything to the contrary contained herein, at the option of the Holder, the Exercise Price may be paid by the cancellation of any indebtedness owed by the Company and/or any subsidiaries of the Company to the Holder, or the Holder may, in lieu of exercising this Warrant as provided hereinabove, convert this Warrant, in whole or in part, into a number of shares of Common Stock of the Company determined by dividing (A) the aggregate Current Market Price, at such time, of the shares of Common Stock otherwise issuable upon the exercise of this Warrant minus the Exercise Price of such shares by (B) the then Current Market Price of one such share. Additionally, in lieu of exercising this Warrant as provided hereinabove, the Holder may from time to time at the Holder's option require the Company to purchase this Warrant or any portion hereof, for cash, at a price equal to the then aggregate Current Market Price of the Common Stock issuable upon exercise of this Warrant less the Exercise Price. Upon the Holder's election of this alternative, the Company shall promptly pay to the Holder such amount in the form of cash or cashier's check.

     2. Certificates for Warrant Shares. Upon each exercise of the Holder's rights to purchase Warrant Shares, the Holder shall be deemed to be the holder of record of the Warrant Shares issuable upon such exercise, notwithstanding that the transfer books of the Company shall then be closed or certificates representing such Warrant Shares shall not then have been actually delivered to the Holder. As soon as practicable after each such exercise of this Warrant, the Company shall issue and deliver to the Holder a certificate or certificates for the
Warrant Shares issuable upon such exercise, registered in the name of the Holder or its designee. If this Warrant should be exercised in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the right of the Holder to purchase the balance of the Warrant Shares (or portions thereof) subject to purchase hereunder.

      3. Record of Warrants. Any Warrants issued upon the transfer or exercise in part of this Warrant shall be numbered and shall be registered in a Warrant Register as they are issued. The Company shall be entitled to treat the registered holder of any Warrant on the Warrant Register as the owner in fact thereof for all purposes and shall not be bound to recognize any equitable or other claim to or interest in such Warrant on the part of any other person, and shall not be liable for any registration or transfer of Warrants which are registered or to be registered in the name of a fiduciary or the nominee of a fiduciary unless made with the actual knowledge that a fiduciary or nominee is committing a breach of trust in requesting such registration or transfer, or with the knowledge of such facts that its participation therein amounts to bad faith. This Warrant shall be transferable only on the books of the Company upon delivery thereof duly endorsed by the Holder or by his duly authorized attorney or representative, or accompanied by proper evidence of succession, assignment, or authority to transfer. In all cases of transfer by an attorney, executor, administrator, guardian, or other legal representative, duly authenticated evidence of his or its authority shall be produced. Upon any registration of transfer, the Company shall deliver a new Warrant or Warrants to the person entitled thereto. This Warrant may be exchanged, at the option of the Holder thereof, for another Warrant, or other Warrants of different denominations, of like tenor and representing in the aggregate the right to purchase a like number of Warrant Shares (or portions thereof), upon
surrender   to   the  Company  or  its  duly  authorized   agent.
Notwithstanding  the  foregoing,  the  Company  shall   have   no
obligation to cause Warrants to be transferred on its books to any person if, in the opinion of counsel to the Company, such transfer does not comply with the provisions of the Securities
Act   of  1933,  as  amended  (the  "Act"),  and  the  rules  and regulations thereunder.

      4. Reservation of Common Stock. The Company shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of providing for the exercise of the Warrants, such number of shares of Common Stock as shall, from time to time, be sufficient therefor. The Company covenants that all shares of Common Stock issuable upon exercise of this Warrant, upon receipt by the Company of the full payment therefor, shall be validly issued, fully paid, nonassessable, and free of preemptive rights.

     5.   Adjustment of Per Share Exercise Price.

           (a) Subject to the provisions of this Section 5, the Per Share Exercise Price in effect from time to time shall be subject to adjustment, as follows:

               (i)   In case the Company shall at any time  after
the date hereof (A) declare a dividend on the outstanding Common Stock payable in shares of its capital stock, (B) subdivide the outstanding Common Stock, (C) combine the outstanding Common Stock into a smaller number of shares, or (D) issue any shares of its capital stock by reclassification of the Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), then, in each case, the Per Share Exercise Price, and the number of shares of Common Stock issuable upon exercise of the Warrants in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination, or reclassification, shall be proportionately adjusted so that the holders of the Warrants after such time shall be entitled to receive the aggregate number and kind of shares which, if such Warrants had been exercised immediately prior to such time, such holders would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification, at such aggregate price as the holders of such Warrants would have paid for such exercise immediately prior to such time. Such adjustment shall be made successively whenever any event listed above shall occur.

              (ii) In case the Company shall issue or fix a record date for the issuance to all holders of Common Stock of rights, options, or warrants to subscribe for or purchase Common Stock (or securities convertible into or exchangeable for Common Stock) at a price per share (or having a conversion or exchange price per share, if a security convertible into or exchangeable for Common Stock) less than the Current Market Price per share of Common Stock (as determined pursuant to Section 5(b) hereof) on such record date, then, in each case, the Per Share Exercise
Price shall be adjusted by multiplying the Per Share Exercise Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding on such record date plus the number of shares of Common Stock which the aggregate offering price of the total number of shares of Common Stock so to be offered (or the aggregate initial conversion or exchange price of the convertible or exchangeable securities so to be offered) would purchase at such Current Market Price and the denominator of which shall be the number of shares of Common Stock outstanding on such record date plus the number of additional shares of Common Stock to be offered for subscription or purchase (or into which the convertible or exchangeable securities so to be offered are initially convertible or exchangeable). Such adjustment shall become effective at the close of business on such record date; provided, however, that, to the extent the shares of Common Stock (or securities convertible into or exchangeable for shares of Common Stock) are not delivered, the Per Share Exercise Price shall be readjusted after the expiration of such rights, options, or warrants (but only with respect to Warrants exercised after such expiration), to the Per Share Exercise Price which would then be in effect had the adjustments made upon the issuance of such rights, options, or warrants been made upon the basis of delivery of only the number of shares of Common Stock (or securities convertible into or exchangeable for shares of Common Stock) actually issued. In case any subscription price may be paid in a consideration part or all of which shall be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors of the Company, whose determination shall be conclusive absent manifest error. Shares of Common Stock owned by or held for the account of the Company or any majority-owned subsidiary shall not be deemed outstanding for the purpose of any such computation.

             (iii)   In case the Company shall distribute to  all
holders of Common Stock (including any such distribution made to the shareholders of the Company in connection with a consolidation or merger in which the Company is the continuing corporation) evidences of its indebtedness, cash (other than any cash dividend which, together with any cash dividends paid within the 12 months prior to the record date for such distribution, does not exceed 5% of the Current Market Price at the record date for such distribution) or assets (other than distributions and dividends payable in shares of Common Stock), or rights, options or warrants to subscribe for or purchase Common Stock, or securities convertible into or exchangeable for shares of Common Stock (excluding those with respect to the issuance of which an adjustment of the Per Share Exercise Price is provided pursuant to Section 5(a)(ii) hereof), then, in each case, the Per Share
Exercise Price shall be adjusted by multiplying the Per Share Exercise Price in effect immediately prior to the record date for the determination of shareholders entitled to receive such distribution by a fraction, the numerator of which shall be the Current Market Price per share of Common Stock on such record date, less the fair market value (as determined in good faith by the Board of Directors of the Company, whose determination shall be conclusive absent manifest error) of the portion of the evidences of indebtedness or assets so to be distributed, or of such rights, options, or warrants or convertible or exchangeable securities, or the amount of such cash, applicable to one share, and the denominator of which shall be such Current Market Price per share of Common Stock. Such adjustment shall become effective at the close of business on such record date.

              (iv)   In  case the Company shall issue  shares  of
Common Stock or rights, options, or warrants to subscribe for or purchase Common Stock, or securities convertible into or exchangeable for Common Stock (excluding shares, rights, options, warrants, or convertible or exchangeable securities issued or issuable (A) in any of the transactions with respect to which an adjustment of the Per Share Exercise Price is provided pursuant to Sections 5(a)(i), 5(a)(ii) or 5(a)(iii) above, (B) upon exercise of the Warrants, at a price per share (determined, in the case of such rights, options, warrants, or convertible or exchangeable securities, by dividing (x) the total amount received or receivable by the Company in consideration of the sale and issuance of such rights, options, warrants, or convertible or exchangeable securities, plus the minimum aggregate consideration payable to the Company upon exercise, conversion, or exchange thereof, by (y) the maximum number of shares covered by such rights, options, warrants, or convertible or exchangeable securities) lower than the Current Market Price per share of Common Stock in effect immediately prior to such issuance or, in the case of the issuance of additional shares of Common Stock in a private placement at less than 90% of the Current Market Price of the Common Stock in effect immediately prior to such issuance, then the Per Share Exercise Price shall be reduced on the date of such issuance to a price (calculated to the nearest cent) determined by multiplying the Per Share Exercise Price in effect immediately prior to such issuance by a fraction, (a) the numerator of which shall be an amount equal to the sum of (A) the number of shares of Common Stock outstanding immediately prior to such issuance plus (B) the quotient obtained by dividing the aggregate consideration received by the Company upon such issuance by such Current Market Price, and (b) the denominator of which shall be the total number of shares of Common Stock outstanding immediately after such issuance. For the purposes of such adjustments, the maximum number of shares which the holders of any such rights, options, warrants, or convertible or exchangeable securities shall be entitled to initially subscribe for or purchase or convert or exchange such securities into shall be deemed to be issued and outstanding as of the date of such issuance, and the consideration received by the Company for such rights, options, warrants, or convertible or exchangeable securities, plus the minimum aggregate consideration or premiums stated in such rights, options, warrants or convertible or exchangeable securities to be paid for the shares covered thereby. No further adjustment of the Per Share Exercise Price shall be made as a result of the actual issuance of shares of Common Stock on exercise of such rights, options, or warrants or on conversion or exchange of such convertible or exchangeable securities. On the expiration or the termination of such rights, options, or warrants, or the termination of such rights to convert or exchange, the Per Share Exercise Price shall be readjusted (but only with respect to Warrants exercised after such expiration or termination) to such Per Share Exercise Price as would have been obtained had the adjustments made upon the issuance of such rights, options, warrants, or convertible or exchangeable securities been made upon the basis of the delivery of only the number of shares of Common Stock actually delivered upon the exercise of such rights, options, or warrants or upon the conversion or exchange of any such securities; and on any change of the number of shares of Common Stock deliverable upon the exercise of any such rights, options or warrants or conversion or exchange of such convertible or exchangeable securities or any change in the consideration to be received by the Company upon such exercise, conversion, or exchange, including, but not limited to, a change resulting from the antidilution provisions thereof, the Per Share Exercise Price, as then in effect, shall forthwith be readjusted (but only with respect to warrants exercised after such change) to such Per Share Exercise Price as would have been obtained had an adjustment been made upon the issuance of such rights, options, or warrants not exercised prior to such change, on the basis of such change. In case the Company shall issue shares of Common Stock or any such rights, options, warrants, or convertible or exchangeable securities for a consideration consisting, in whole or in part, of property other than cash or its equivalent, then the "price per share" and the "consideration received by the Company" for purposes of the first sentence of this Sec tion 3(a)(iv) shall be as determined in good faith by the Board of Directors of the Company, whose determination shall be conclusive absent manifest error. Shares of Common Stock owned by or held for the account of the Company or any majority-owned subsidiary shall not be deemed outstanding for the purpose of any such computation.

          (b) For the purpose of any computation under this Sec tion 5, the Current Market Price per share of Common Stock on any date shall be deemed to be the average of the daily closing prices for the 30 consecutive trading days immediately preceding the date in question. The closing price for each day shall be the last reported sales price regular way or, in case no such reported sale takes place on such day, the closing bid price regular way, in either case on the principal national securities exchange (including, for purposes hereof, the Nasdaq National Market System) on which the Common Stock is listed or admitted to trading or, if the Common Stock is not listed or admitted to trading on any national securities exchange, the highest reported bid price for the Common Stock as furnished by the National
Association of Securities Dealers, Inc. through Nasdaq or a similar organization if Nasdaq is no longer reporting such information. If on any such date the Common Stock is not listed or admitted to trading on any national securities exchange and is not quoted by Nasdaq or any similar organization, the fair value of a share of Common Stock on such date as determined in good faith by the Board of Directors of the Company, whose determination shall be conclusive absent manifest error, shall be used.

         (c) No adjustment in the Per Share Exercise Price shall be required if such adjustment is less than $.05; provided, however, that any adjustments which by reason of this Section 5 are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 5 shall be made to the nearest cent or to the nearest one thousandth of a share, as the case may be.

          (d) In any case in which this Section 5 shall require that an adjustment in the Per Share Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer, until the occurrence of such event, issuing to the Holder of the Warrant, if any Holder has exercised a Warrant after such record date, the shares of Common Stock, if any, issuable upon such exercise over and above the shares of Common Stock, if any, issuable upon such exercise on the basis of the Per Share Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such exercising Holder a due bill or other appropriate instrument evidencing such Holder's right to receive such additional shares upon the occurrence of the event requiring such adjustment.

          (e) Upon each adjustment of the Per Share Exercise Price as a result of the calculations made in Sections 5(a)(ii), 5(a)(iii) or 5(a)(iv) hereof, the Warrant shall thereafter evidence the right to purchase, at the adjusted Per Share Exercise Price, that number of shares (calculated to the nearest thousandth) obtained by dividing (A) the product obtained by multiplying the number of shares purchasable upon exercise of the Warrant prior to adjustment of the number of shares by the Per
Share Exercise Price in effect prior to adjustment of the Per Share Exercise Price by (B) the Per Share Exercise Price in effect after such adjustment of the Per Share Exercise Price.

          (f) In case of any capital reorganization, other than in the cases referred to in Section 5(a) hereof, or the consoli dation or merger of the Company with or into another corporation (other than a merger or consolidation in which the Company is the continuing corporation and which does not result in any reclassification of the outstanding shares of Common Stock or the conversion of such outstanding shares of Common Stock into shares of other stock or other securities or property), or the sale of the property of the Company as an entirety or substantially as an entirety (collectively such actions being hereinafter referred to as "Reorganizations"), there shall thereafter be deliverable upon exercise of any Warrant (in lieu of the number of shares of
Common Stock theretofore deliverable) the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock which would otherwise have been deliverable upon the exercise of such Warrant would have been entitled upon such Reorganization if such Warrant had been exercised in full immediately prior to such Reorganization. In case of any Reorganization, appropriate adjustment, as determined in good faith by the Board of Directors of the Company, shall be made in the application of the provisions herein set forth with respect to the rights and interests of Warrant holders so that the provisions set forth herein shall thereafter be applicable, as nearly as possible, in relation to any shares or other property thereafter deliverable upon exercise of Warrants. Any such adjustment shall be made by and set forth in a supplemental agreement between the Company, or any successor thereto, and American Stock Transfer & Trust Company, and shall for all purposes hereof conclusively be deemed to be an appropriate adjustment. The Company shall not effect any such Reorganization, unless upon or prior to the consummation thereof the successor corporation, or if the Company shall be the surviving corporation in any such Reorganization and is not the issuer of the shares of stock or other securities or property to be delivered to holders of shares of the Common Stock outstanding at the effective time thereof, then such issuer, shall assume by written instrument the obligation to deliver to the registered holder of the Warrants such shares of stock, securities, cash or other property as such holder shall be entitled to purchase in accordance with the foregoing provisions. In the event of sale or conveyance or other transfer of all or substantially all of the assets of the Company as a part of a plan for liquidation of the Company, all rights to exercise any Warrant shall terminate 30 days after the Company gives written notice to each registered holder of an Warrant Certificate that such sale or conveyance of other transfer has been consummated.

          (g) In case of any reclassification or change of the shares of Common Stock issuable upon exercise of the Warrants (other than a change in par value or from no par value to a specified par value, or as a result of a subdivision or combination, but including any change in the shares into two or more classes or series of shares), the holders of the Warrants shall have the right thereafter to receive upon exercise of the Warrants solely the kind and amount of shares of stock and other securities, property, cash, or any combination thereof receivable upon such reclassification or change by a holder of the number of shares of Common Stock for which the Warrants might have been exercised immediately prior to such reclassification or change. Thereafter, appropriate provision shall be as nearly equivalent as practicable to the adjustments in Section 5. The above provisions of this Section 5(g) shall similarly apply to successive  reclassifications and changes  of  shares  of  Common
Stock.

          (h) Whenever the Per Share Exercise Price is adjusted as provided in this Section 5, the Company will promptly make available to the Holders of the Warrant Certificates, at their addresses listed on the register maintained for the purpose by the Company, a certificate of the Company's Chief Financial Officer setting forth such calculation.

          (i)   Whenever any adjustment is made pursuant to  this
Section 5, the Company shall cause notice of such adjustment to be mailed to each registered holder of a Warrant Certificate within 15 Business Days (as hereinafter defined) thereafter, such notice to include in reasonable detail (i) the events precipitating the adjustment, (ii) the computation of any adjustments, and (iii) the Per Share Exercise Price, the number of shares or the securities or other property purchasable upon exercise of each Warrant after giving effect to such adjustment. For purposes hereof, "Business Day" shall mean any day other than a Saturday, a Sunday, or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

          (j)   Irrespective of any adjustments pursuant to  this
Section 5, Warrant Certificates theretofore or thereafter issued need not be amended or replaced, but certificates thereafter issued shall bear an appropriate legend or other notice of any adjustments.

         (k) The Company shall not be required upon the exercise of any Warrant to issue fractional shares of Common Stock which may result from adjustments in accordance with this Section 5 to the Per Share Exercise Price or number of shares of Common Stock purchasable under each Warrant. If more than one Warrant is exercised at one time by the same registered holder, the number of full shares of Common Stock which shall be deliverable shall be computed based on the number of shares deliverable in exchange for the aggregate number of Warrants exercised. With respect to any final fraction of a share called for upon the exercise of any Warrant or Warrants, the Company shall pay a cash adjustment in respect of such final fraction in an amount equal to the same fraction of the Current Market Price of a share of Common Stock calculated in accordance with Section 5(b).

    6.   Consolidation, Merger and Sale.

          (a) In case of any consolidation with or merger of the Company with or into another corporation (other than a merger or consolidation in which the Company is the surviving or continuing corporation), or in case of any sale, lease, or conveyance to another corporation of the property and assets of any nature of the Company as an entirety or substantially as an entirety, such successor, leasing, or purchasing corporation, as the case may be, shall (i) execute with the Holder an agreement providing that the Holder shall have the right thereafter to receive upon exercise of this Warrant solely the kind and amount of shares of stock and other securities, property, cash, or any combination thereof receivable upon such consolidation, merger, sale, lease, or conveyance by a holder of the number of shares of Common Stock for which this Warrant might have been exercised immediately prior to such consolidation, merger, sale, lease, or conveyance, and (ii) make effective provision in its certificate of incorporation or otherwise, if necessary, to effect such agreement. Such agreement shall provide for adjustments which shall be as nearly equivalent as practicable to the adjustments provided for in Section 5.

          (b) The above provision of this Section 6 shall similarly apply to successive consolidations, mergers, sales, leases, or conveyances.

    7. Notice of Events. In case at any time the Company shall propose:

          (a) to pay any dividend or make any distribution on shares of Common Stock in shares of Common Stock or make any other distribution (other than regularly scheduled cash dividends which are not in a greater amount per share than the most recent such cash dividend) to all holders of Common Stock; or

          (b) to issue any rights, warrants or other securities to all holders of Common Stock entitling them to purchase any additional shares of Common Stock or any other rights, warrants, or other securities; or

          (c) to effect any reclassification or change of outstanding shares of Common Stock, or any consolidation, merger, sale, lease, or conveyance of property, described in Section 6;
or

         (d) to effect any liquidation, dissolution, or winding-up of the Company; or

          (e) to take any other action which would cause an adjustment to the Per Share Exercise Price;

then, and in any one or more of such cases, the Company shall give written notice thereof, by registered mail, postage prepaid, to the Holder at the Holder's address as it shall appear in the Warrant Register, mailed at least 15 days prior to (i) the date as of which the holders of record of shares of Common Stock to be entitled to receive any such dividend, distribution, rights, warrants, or other securities are to be determined, (ii) the date on which any such reclassification, change of outstanding shares of Common Stock, consolidation, merger, sale, lease, conveyance of property, liquidation, dissolution, or winding-up is expected to become effective, and the date as of which it is expected that holders of record of shares of Common Stock shall be entitled to exchange their shares for securities or other property, if any, deliverable upon such reclassification, change of outstanding shares, consolidation, merger, sale, lease, conveyance of property, liquidation, dissolution, or winding-up, or (iii) the date of such action which would require an adjustment to the Per Share Exercise Price pursuant to Section 5 hereof.

     8. Expenses of Issuance. The issuance of any shares or other securities upon the exercise of this Warrant, and the delivery of certificates or other instruments representing such shares or other securities, shall be made without charge to the Holder for any tax or other charge in respect of such issuance. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of any certificate in a name other than that of the Holder and the Company shall not be required to issue or deliver any such certificate unless and until the person or persons requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

     9.    Registration.  The Company shall register the  Warrant
Shares pursuant to Article 7 of the Debt Restructuring Agreement dated May 19, 1997 by and between the Company and Melvin Rosen, which is incorporated herein by this reference.

     10. Legend. Unless registered pursuant to the provisions incorporated by reference in Section 9 hereof, the Warrant Shares issued upon exercise of the Warrants shall be subject to a stop transfer order and the certificate or certificates evidencing such securities shall bear the following legend:

               THE   SECURITIES  REPRESENTED  BY   THIS
         CERTIFICATE  HAVE  NOT BEEN  REGISTERED  UNDER
         THE  SECURITIES ACT OF 1933, AS  AMENDED  (THE
         "ACT"),  OR  ANY APPLICABLE STATE  LAW.   THEY
         MAY   NOT   BE   OFFERED   FOR   SALE,   SOLD,
         TRANSFERRED      OR      PLEDGED       WITHOUT
         (1)   REGISTRATION  UNDER  THE  ACT  AND   ANY
         APPLICABLE  STATE  LAW,  OR  (2)  AN   OPINION
         (REASONABLY  SATISFACTORY TO THE  COMPANY)  OF
         COUNSEL THAT REGISTRATION IS NOT REQUIRED.

      11. Lost or Stolen Warrants. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction, or mutilation of any Warrant (and upon surrender of any Warrant if mutilated), and upon reimbursement of the Company's reasonable incidental expenses, the Company shall execute and deliver to the Holder thereof a new Warrant of like date, tenor, and denomination.

      12. Status of Holder. The Holder of any Warrant shall not have, solely on account of such status, any rights of a shareholder of the Company, either at law or in equity, or to any notice of meetings of shareholders or of any other proceedings of the Company, except as provided in this Warrant.

      13. Governing Law; Jurisdiction. This Warrant shall be construed in accordance with the laws of the State of Florida applicable to contracts made and performed within such State, without regard to principles of conflicts of law. The Company irrevocably consents to the jurisdiction of the courts of Dade County, Florida and of the federal courts located in the Southern District of Florida in connection with any action or proceeding arising out of or relating to this Warrant, any document or instrument delivered pursuant to, in connection with or simultaneously with this Warrant, or a breach of this Warrant or any such document or instrument.

Dated:  May 19, 1997


TEL-COM WIRELESS CABLE TV CORPORATION, a Florida corporation

/s/ Melvin Rosen
    Melvin Rosen
    President


                       FORM OF ASSIGNMENT


(To  be  executed by the registered holder if such holder desires to transfer the attached Warrant.)

     FOR VALUE RECEIVED,                            hereby sells,

assigns, and transfers unto                          a Warrant to

purchase                       shares  of  Common  Stock  of  the

Company,  par  value $.001 per share, together  with  all  right,

title,   and   interest  therein,  and  does  hereby  irrevocably

constitute and appoint                       attorney to transfer

such  Warrant  on the books of the Company, with  full  power  of substitution.


Dated:


                                                       Signature:





                             NOTICE


     The signature on the foregoing Assignment must correspond to the  name  as  written  upon the face of this  Warrant  in  every particular,  without  alteration or  enlargement  or  any  change whatsoever.


To:  Tel-Com Wireless Cable TV Corporation
     [insert mailing address]

                      ELECTION TO EXERCISE


      The  undersigned  hereby exercises his  or  its  rights  to
purchase                  Warrant Shares covered  by  the  within
Warrant in accordance with the terms thereof, and requests that certificates for such securities be issued in the name of, and delivered to:





            (Print Name, Address and Social Security
                 or Tax Identification Number)


and, if such number of Warrant Shares shall not be all the Warrant Shares covered by the within Warrant, that a new Warrant for the balance of the Warrant Shares covered by the within Warrant be registered in the name of, and delivered to, the undersigned at the address stated below.


Dated:                             Name:
                                       (Print)

Address:


                                            (Signature)